Exhibit 99.72

AGENCY AGREEMENT

December 14, 2020

Standard Lithium Ltd.

Suite 835, 1100 Melville Street

Vancouver, British Columbia V6E 4A6

Attention:	Robert Mintak, Chief Executive Officer

Dear Sirs/Mesdames:

Roth Canada ULC (“Roth Canada”) and Echelon Wealth Partners Inc. (“Echelon”, together with Roth Canada, the “Co-Lead Agents”) as joint bookrunners and Roth Capital Partners, LLC (“Roth USA”) as exclusive United States placement agent (together with the Co-Lead Agents, the “Agents” and each an “Agent”) each severally, and not jointly nor jointly and severally, understands that Standard Lithium Ltd. (the “Corporation”) proposes to issue an aggregate of 13,650,000 common shares of the Corporation (the “Initial Shares”), at a price of $2.20 per common share (the “Issue Price”), upon and subject to the terms and conditions set forth in this Agency agreement (this “Agreement ”).

Upon and subject to the terms and conditions set forth herein, the Corporation hereby appoints the Agents, and the Agents hereby agree to act, each severally, and not jointly nor jointly and severally, as exclusive agents to the Corporation to arrange for the sale of the Offered Securities (as hereinafter defined), on a marketed commercially reasonable efforts basis, to Purchasers (as hereinafter defined) resident in the Qualifying Provinces (as hereinafter defined) and in such other jurisdictions as may be agreed to by the Corporation and the Co-Lead Agents, provided that the Offered Securities are lawfully offered and sold on a basis exempt from the prospectus, registration or similar requirements of such other jurisdictions. The offer and sale of the Offered Securities is referred to as the “Offering”.

In addition, the Corporation hereby grants to the Agents an option (the “Over- Allotment Option”) to arrange for the sale of Additional Shares (as defined herein), severally, and not jointly nor jointly and severally, at the Option Closing Time (as hereinafter defined) on the basis set forth below, in whole or in part and from time to time, up to 2,047,500 additional common shares of the Corporation (the “Additional Shares”), having the same terms as the Initial Shares, at a purchase price per Additional Share equal to the Issue Price, to cover over-allotments, if any, and for market stabilization purposes. The Over- Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Agents, and shall be exercisable to arrange for the sale of Additional Shares at the Issue Price, provided that no more than the aggregate of 2,047,500 Additional Shares are issued pursuant to the exercise of the Over-Allotment Option. If the Agents elect to exercise all or any portion of the Over-Allotment Option from time to time, Roth USA, on behalf of the Agents shall provide written notice (the “Exercise Notice”) to the Corporation not later than the two Business Days prior to the Option Closing Date specifying the aggregate number of Additional Shares, to be arranged to be sold by the Agents and the date on which such Additional Shares, are to be sold (an “Option Closing Date”) and the Corporation shall be obligated to issue and sell such number of Additional Shares on such Option Closing Date. Such Option Closing Date may be the same as the Closing Date but not earlier than the Closing Date nor later than 30 days following the Closing Date. If the Over-Allotment Option is exercised in accordance with the foregoing, each Agent severally, and not jointly nor jointly and severally, agrees to arrange for the sale of such portion of the Additional Shares (subject to such adjustments to eliminate fractional shares as the Agents may determine) as is set out in Section 17 opposite the name of such Agent. The Initial Shares and the Additional Shares are collectively referred to herein as the “Offered Securities”. Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to the “Offering” shall be deemed to include the Over-Allotment Option.

In consideration of the services to be rendered by the Agents in connection with the Offering hereunder, the Corporation agrees to pay to the Agents: (A) at the Closing Time (as hereinafter defined) on the Closing Date an aggregate cash fee equal to 7% of the gross proceeds of the Offering, other than from the sale of Initial Shares sold to persons set out on the President’s List (as hereinafter defined); (B) at the Closing Time on the Closing Date an aggregate cash fee equal to 2% of the gross proceeds from the sale of the Initial Shares sold to persons set out on the president’s list, such sales not to exceed 10% of the Offered Securities sold pursuant to the Offering (the “President’s List”); and (C) at the closing time on each Option Closing Date an aggregate cash fee equal to 7% of the gross proceeds from the sale of Additional Shares arranged by the Agents at that time, other than from the sale of Additional Shares sold to persons set out on the President’s List; and (D) at the Closing Time on each Option Closing Date an aggregate cash fee equal to 2% of the gross proceeds from the sale of the Additional Shares sold to persons set out on the President’s List (the fees referred to in (A), (B), (C) and (D) above are collectively the “Agents’ Fees”) and the Agents’ Fees shall be fully earned by the Agents at such time or times.

The Agents shall be entitled to appoint a selling group consisting of other registered dealers subject to acceptance by the Corporation (each a “Selling Firm”) as their agents to assist in the Offering. Any fee payable to such dealer(s) shall be for the account of the Agents and shall be negotiated between the Agents and the Selling Firm(s).

The Offered Securities may be distributed in each of the provinces of Canada, other than the Province of Québec (the “Qualifying Provinces”), by the Agents pursuant to the Prospectus and the Corporation and the Agents agree that any offers to sell or sales of the Offered Securities in the United States (as hereinafter defined) will (i) be made in compliance with Schedule A attached hereto, which forms part of this Agreement, and allows for the Agents, acting through Roth USA, in the United States to purchasers that are Qualified Institutional Buyers (as hereinafter defined) in accordance with Rule 506(b) of Regulation D (as hereinafter defined) and/or Section 4(a)(2) of the U.S. Securities Act (as hereinafter defined) and similar exemptions under applicable state securities laws; (ii) be conducted in such a manner so as not to require registration thereof under the U.S. Securities Act or applicable state securities laws; and (iii) be conducted through Roth USA in compliance with applicable federal and state securities laws of the United States. In addition, the Offered Securities may also be distributed outside Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions, provided the Corporation consents to such sales and no prospectus filing or comparable obligation arises and the Corporation does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

The following are the terms and conditions of this Agreement among the Corporation and the Agents.

Terms and Conditions

Section 1	Definitions

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement and the Schedules hereto, the following terms shall have the following meanings:

“Additional Shares” has the meaning ascribed to such term on page 1 hereof;

“affiliate”, “associate”, “distribution”, “misrepresentation”, “material fact” and “material change” shall have the respective meanings ascribed to such terms in the Securities Act (Ontario);

“Agents” has the meaning ascribed to such term on page 1 hereof;

“Agents’ Fees” has the meaning ascribed to such term on page 2 hereof;

“Agreement ” means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents hereby, including all schedules hereto, as amended or supplemented from time to time;

“Arkansas Lanxess Project” means the development and testing of a commercially viable process for the extraction of lithium from brine solutions extracted from 150,000 acres of permitted brine leases located in the State of Arkansas, currently held by LANXESS Corporation and its affiliate, Great Lakes Chemical Company, and includes the development of a pilot plant and the anticipated formation of a joint venture between the Corporation and LANXESS Corporation in furtherance of commercial development;

“Arkansas Option Agreement” means the option agreement dated as of December 29, 2017 between the Corporation and TETRA Technologies Inc. pursuant to which the Corporation has obtained rights to conduct exploration, production and lithium extraction activities on the Arkansas Project;

“Arkansas Project” means the Arkansas Lanxess Project and the Arkansas TETRA Project;

“Arkansas TETRA Project” means the up to 27,000 net acres of brine leases located in southern Arkansas that are the subject of the Arkansas Option Agreement;

“Bristol Dry Lake Option Agreement” means the option purchase and assignment agreement effective as of November 17, 2016 pursuant to which the Corporation may acquire the Bristol Dry Lake Project;

“Bristol Dry Lake Project” means the Corporation’s lithium deposit located in Mojave, San Bernardino County, California known as the Bristol Lake Property;

“Bristol Lake Technical Report” means the technical report titled “Technical Report on the Mojave Lithium Property, San Bernardino County, California, USA”, effective as of September 13, 2016;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia or Toronto, Ontario are not open for business;

“Cadiz Dry Lake Agreement” means the license, exploration and option agreement dated May 15, 2018 between the Corporation and TETRA Technologies Inc. pursuant to which the Corporation has acquired rights to conduct certain lithium exploration and production activities at the Cadiz Dry Lake Project;

“Cadiz Dry Lake Project” means the Corporation’s lithium deposit in Mojave, San Bernardino County, California;

“California Project” means, collectively, the Bristol Dry Lake Project and the Cadiz Dry Lake Project;

“Canadian Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Provinces including the respective rules and regulations made thereunder together with applicable published national, multilateral and local instruments, policy statements, notices, blanket rulings and orders of the Securities Commissions, all discretionary rulings and orders, if any, of the Securities Commissions and all rules, by-laws and regulations governing the TSX-V, all as the same are in effect at the date hereof and as amended, supplemented or replaced from time to time during the period of distribution of the Offered Securities;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” shall have the meaning ascribed to such term in Section 14 hereof;

“Closing” means the completion of the issue and sale by the Corporation of the Offered Securities pursuant to this Agreement;

“Closing Date” means the date of Closing;

“Closing Time” means 8:00 a.m. (EST) on the Closing Date, or such other time on the Closing Date as agreed to between the Corporation and the Agents;

“Co-Lead Agents” means Roth Canada ULC and Echelon Wealth Partners Inc. and “Co-Lead Agent” means either one of them;

“Common Shares” means common shares in the capital of the Corporation;

“Corporation” means Standard Lithium Ltd.;

“Corporation’s Auditors” means Manning Elliott LLP, or such other firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

“Debt Instrument” means any mortgage, note, indenture, loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or any subsidiary is a party or otherwise bound;

“Disclosure Documents” means, collectively, all of the documentation which has been filed by or on behalf of the Corporation with the relevant Securities Commissions pursuant to Canadian Securities Laws;

“Documents Incorporated by Reference” means the documents specified in the Preliminary Prospectus, Final Prospectus or any Supplementary Material, as the case may be, as being incorporated therein by reference or which are deemed to be incorporated therein by reference pursuant to Canadian Securities Laws;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under Canadian Securities Laws;

“Engagement Letter” means the letter agreement dated as of November 25, 2020 between the Corporation and Roth USA relating to the Offering;

“Environmental Laws” means any federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of Hazardous Materials or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Environmental Permits” means permits, authorizations and approvals required under any applicable Environmental Laws to carry on business as currently conducted or proposed to be conducted;

“Exercise Notice” has the meaning ascribed to such term on page 2 hereof;

“Exempt Plans” means trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts, each as defined in the Income Tax Act (Canada)

“Final Prospectus” means the (final) short form prospectus of the Corporation to be prepared in connection with the distribution in the Qualifying Provinces of the Initial Shares, the Over- Allotment Option and the Additional Securities under Canadian Securities Laws, including all of the Documents Incorporated by Reference;

“Final Receipt” means the receipt issued by the Principal Regulator pursuant to the Passport System, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Provinces;

“Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, or any successor entity, applicable as at the date on which such principles are applied;

“Indebtedness” has the meaning ascribed to such term in subsection 8(1)(nn) hereof;

“Indemnified Party” or “Indemnified Parties” ascribed to such term in subsection 14(1) hereof;

“Initial Shares” has the meaning ascribed to such term on page 1 hereof;

“Intellectual Property” has the meaning ascribed to such term in subsection 8(1)(qq) hereof;

“knowledge of the Corporation” (or similar phrase) means, with respect to the Corporation, the knowledge of Robert Mintak, after due and diligent inquiry;

“Lanxess MOU” means the memorandum of understanding dates as of May 9, 2018 among the Corporation, LANXESS Corporation and Great Lakes Chemical Corporation for the purpose of testing and proving the commercial viability of lithium extraction from brine;

“Lanxess Technical Report” means the technical report titled “Geological Introduction and Maiden Inferred Resources Estimate for Standard Lithium Ltd.’s Lanxess Smackover Lithium- Brine Property in Arkansas, USA”, effective as of June 19, 2019;

“Laws” means the Canadian Securities Laws, the Environmental Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Leased Premises” means each premise which the Corporation or the Subsidiary occupies as tenant;

“Losses” has the meaning ascribed to such term in subsection 14(1) hereof;

“Marketing Material” means the term sheet of the Corporation dated December 2, 2020 for the Offering;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management of the Corporation or any Subsidiary who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Corporation and its subsidiaries, taken as a whole;

“Material Agreement” means any material contract, commitment, agreement (written or oral), instrument, lease or other document, license agreement and agreements relating to real property, to which the Corporation or any subsidiary are a party or to which any of their property or assets are otherwise bound;

“Mining Rights” has the meaning ascribed to such term in subsection 8(1)(o) hereof;

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102—Continuous Disclosure Obligations;

“Offered Securities” has the meaning ascribed to such term on page 2 hereof;

“Offering” has the meaning ascribed to such term on page 1 hereof;

“Offering Jurisdictions” means the Qualifying Provinces, the United States and such other jurisdictions consented to by the Corporation and the Agents where the Offered Securities are sold pursuant to this Agreement, provided such sales are made in accordance with applicable Laws and do not obligate the Corporation to file a prospectus, become a reporting issuer or become subject to continuous disclosure requirements (or their equivalents in such jurisdictions in each case);

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus and the Supplementary Material, and also includes the U.S. Placement Memorandum;

“Option Closing Date” has the meaning ascribed to such term on page 2 hereof;

“Option Closing Time” means 8:00 a.m. (EST) on any Option Closing Date or such other time on any Option Closing Date as the Corporation and the Agents may agree;

“Over-Allotment Option” has the meaning ascribed to such term on page 1 hereof;

“Passport System” means the passport system procedures provided for under National Policy 11- 202 - Process for Prospectus Reviews in Multiple Jurisdictions;

“person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated the date hereof relating to the distribution in the Qualifying Provinces of the Initial Shares, the Over- Allotment Option and the Additional Shares under Canadian Securities Laws, including all of the Documents Incorporated by Reference;

“Preliminary Receipt” means the receipt issued by the Principal Regulator pursuant to the Passport System, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Provinces;

“Principal Regulator” means the British Columbia Securities Commission;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus;

“Purchasers” means, collectively, each of the purchasers of the Offered Securities pursuant to the Offering including, if applicable, the Agents;

“Qualified Institutional Buyer” has the meaning ascribed to such term in Schedule A to this Agreement;

“Qualifying Provinces” means each of the provinces of Canada, other than the Province of Quebec;

“Regulation S” has the meaning ascribed to such term in Schedule A to this Agreement;

“Rule 144A” has the meaning ascribed to such term in Schedule A to this Agreement;

“Securities Commissions” means, collectively, the securities regulators or other securities regulatory authorities in the Qualifying Provinces (including the TSX-V);

“Selling Firm” has the meaning ascribed to such term on page 2 hereof;

“Subsidiaries” means Moab Minerals Corp., a British Columbia corporation, 1093905 Nevada Corp., a Nevada corporation, Arkansas Lithium Corp., a Nevada corporation, California Lithium Ltd., a Nevada corporation, Vernal Minerals Corp., a British Columbia corporation, and 2661881 Ontario Limited, an Ontario Corporation, and ‘Subsidiary” means any one of them, as applicable;

“subsidiary” shall have the meaning ascribed to such term in the Business Corporations Act (British Columbia);

“Supplementary Material” means, collectively, any amendment to or amendment and restatement of the Preliminary Prospectus and/or the Final Prospectus, and any further amendment, amendment and restatement or supplemental prospectus thereto or ancillary materials that may be filed by or on behalf of the Corporation under Canadian Securities Laws or U.S. Securities Laws relating to the distribution of the Offered Securities thereunder;

“TETRA EOA” means the exploration and option agreement dated as of April 23, 2018 between the Corporation and TETRA Technologies Inc. securing access to approximately 12,100 acres in Bristol Dry Lake and up to 11,840 acres in Cadiz Dry Lake, Mojave Desert, California;

“TETRA Technical Report” means the technical report titled “Geological Introduction and Maiden Inferred Resource Estimated for Standard Lithium Ltd.’s Terra Smackover Lithium-Brine Property in Arkansas, United States”, effective as of February 28, 2019;

“Transaction Documents” means, collectively, this Agreement, and the certificates, if any, representing the Common Shares;

“TSX-V” means the TSX Venture Exchange;

“United States ” and “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means the United States registered broker-dealer affiliate of an Agent;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Person” means a U.S. person as that term is defined in Rule 902(k) of Regulation S of the U.S. Securities Act;

“U.S. Placement Memorandum” means the private placement offering memorandum used in connection with the offer and sale of the Offered Securities to, or for the account or benefit of persons in the United States or U.S. Persons which will include and supplement the Prospectus;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, the U.S. Securities Act and the U.S. Exchange Act;

Other

Any reference in this Agreement to a Section shall refer to a section of this Agreement.

Words importing only the singular number include the plural and vice versa and words importing gender include all genders.

Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

The following are the schedules to this Agreement, which schedules (including the representations, warranties and covenants set out therein) are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule A - Compliance with United States Securities Laws

Section 2	Qualification of the Offered Securities

(1)	The Offering shall be conducted in the following manner:

(a)

The sale of the Offered Securities to the Purchasers shall be effected in a manner that is in compliance with Securities Laws and upon the terms set out in the Prospectus and in this Agreement. The Agents will use commercially reasonable efforts to arrange for Purchasers for the Offered Securities in the Qualifying Provinces and in those jurisdictions outside of Canada as may be agreed upon by the Corporation and the Agents, each acting reasonably, in connection with the Offering.

(b)

The Corporation agrees that the Agents shall have the right to invite one or more investment dealers (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Offered Securities. The Agents have the exclusive right to control all compensation arrangements between the members of the selling group. The Corporation grants all of the rights and benefits of this Agreement to any Selling Firm so appointed by the Agents and appoints the Agents as trustee of such rights and benefits for such Selling Firms, and the Agents hereby accept such trust and agree to hold such rights and benefits for and on behalf of such Selling Firms.

(c)

The Agents shall ensure that any Selling Firm appointed pursuant to the provisions of subsection 2(1)(b), if any, shall: (i) be compensated by the Agents from their compensation hereunder; and (ii) agree to comply with the covenants and obligations given by the Agents herein.

(d)

The Corporation hereby agrees to comply with all Canadian Securities Laws on a timely basis in connection with the distribution of the Offered Securities and the Corporation shall execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to Canadian Securities Laws within the time required, and in the form prescribed, by Canadian Securities Laws. The Corporation also agrees to file within the periods stipulated under applicable Laws outside of Canada and at Corporation’s expense all private placement forms required to be filed by the Corporation in connection with the Offering and pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Securities outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the applicable Laws outside of Canada.

(e)

The Agents agree to arrange for the sale of the Offered Securities only in the Qualifying Provinces and to arrange for the sale of the Offered Securities to purchasers that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons only in accordance with Schedule A to this Agreement, and, subject to the consent of the Corporation (acting reasonably), in such Offering Jurisdictions outside of the Qualifying Provinces and the United States where permitted by and in accordance with Canadian Securities Laws, U.S. Securities Laws and the applicable securities laws of such other Offering Jurisdictions, and provided that in the case of Offering Jurisdictions other than the Qualifying Provinces and the United States, the Corporation shall not be required to become registered or file a prospectus or registration statement or similar document in such jurisdictions and the Corporation will not be subject to any continuous disclosure requirements in such jurisdiction.

(2)

On December 2, 2020, the Corporation prepared and filed the Preliminary Prospectus and other required documents with the Securities Commissions under the Canadian Securities Laws, elected to use the Passport System and designated the Principal Regulator as the principal regulator thereunder and obtained a Preliminary Receipt from the Principal Regulator under the Passport System which also evidenced that a receipt had been issued or was deemed to have been issued for the Preliminary Prospectus by each of the Securities Commissions of the other Qualifying Provinces.

(3)

The Corporation shall use commercially reasonable efforts to promptly resolve any comments received or deficiencies raised by the Securities Commissions of the Qualifying Provinces with respect to the Preliminary Prospectus and, not later than 5:00 p.m. (PST) on March 2, 2021 (or such later date as may be agreed to in writing by the Corporation and the Lead Agent, each acting reasonably), to have prepared and filed the Final Prospectus and other required documents with the Securities Commissions under Canadian Securities Laws, elected to use the Passport System and designated the Principal Regulator as the principal regulator thereunder, and to obtain a Final Receipt from the Principal Regulator under the Passport System which shall also evidence that a receipt has been issued or is deemed to have been issued for the Final Prospectus by each of the Securities Commissions of the other Qualifying Provinces and otherwise have fulfilled all legal requirements to qualify the Offered Securities for distribution to the public in the Qualifying Provinces through the Agents or any other registered dealer in the applicable Qualifying Provinces.

(4)

During the period of distribution of the Offered Securities, the Corporation will promptly take, or cause to be taken, any additional steps and proceedings that may from time to time be required under the Canadian Securities Laws or U.S. Securities Laws or requested by Roth USA, acting reasonably, to continue to qualify the distribution of the Offered Securities in the Qualifying Provinces.

(5)

Prior to the filing of the Final Prospectus and thereafter, during the period of distribution of the Offered Securities, including prior to the filing of any Supplementary Material, the Corporation shall allow the Agents to review and comment on such documents and shall allow the Agents to conduct all due diligence investigations (including through the conduct of oral due diligence sessions at which management of the Corporation, the chair of the Corporation’s audit committee, its current auditors, qualified persons, legal counsel and other applicable experts (collectively, “Due Diligence Sessions”)) which they may reasonably require in order to fulfill their obligations as Agents in order to enable them to execute any certificates required to be executed by them at the end of the Final Prospectus or any Supplementary Materials. Without limiting the scope of the due diligence inquiry the Agents (or their counsel) may conduct, the Corporation shall use its best efforts to make available its directors, senior management, auditors and legal counsel to answer any questions which the Agents may have and to participate in one or more due diligence sessions to be held prior to filing of the Final Prospectus and any Supplementary Material. All information requested by the Agents, their counsel and their technical consultants in connection with the due diligence investigations of the Agents will be used only in connection with the Offering.

(6)

The Corporation shall, as soon as possible and in any event by the Closing Time, fulfill and comply with, to the satisfaction of the Agents, acting reasonably, all requirements of U.S. Securities Laws to be fulfilled and complied with by the Corporation to enable the Offered Securities to be lawfully offered for sale and sold to, or for the account or benefit of, persons in the United States and U.S. Persons in accordance with Schedule A hereto.

(7)	The Agents hereby acknowledge and agree that:

a)

The Agents have complied with and shall, and shall require any Selling Firm to agree to, comply with the Securities Laws in connection with the distribution of the Offered Securities and shall offer the Offered Securities upon the terms and conditions set out in the Prospectus and this Agreement. The Agents have and shall, and shall require any Selling Firm to, directly offer for sale to the public and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale. The Agents shall: (i) use commercially reasonably efforts to complete and cause each Selling Firm to complete the distribution of the Offered Securities as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Agents and the Selling Firms have ceased distribution of the Offered Securities and provide a breakdown of the number of Offered Securities distributed in each of the Qualifying Provinces (and any other applicable jurisdiction where the Offered Securities have been distributed) where such breakdown is required for the purpose of calculating fees payable to Securities Regulators.

b)

The Agents shall, and shall require any Selling Firm to agree to, distribute the Offered Securities in a manner which complies with and observes all applicable laws and regulations, including, for greater certainty, all Securities Laws in each jurisdiction into and from which they may offer to sell the Offered Securities or distribute the Prospectus or any Marketing Material in connection with the distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Prospectus or any Marketing Material to any person in any jurisdiction other than in the Qualifying Provinces unless agreed to in accordance with Section 2(6)(b) hereof and completed in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable Securities Laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions.

c)

For the purposes of this Section 2(6), and subject to the Agents and any Selling Firm complying with the provisions of this Section 2(6), the Agents and any Selling Firm shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Province where a receipt or similar document for the Prospectus shall have been obtained or deemed to have been obtained from the applicable Securities Regulators (including a receipt from the Principal Regulator issued under the Passport System evidencing that a deemed receipt has been issued for the Final Prospectus by each of the Securities Regulators in the Qualifying Provinces) following the filing of the Final Prospectus unless otherwise notified in writing.

(8)	The Corporation and the Agents covenant and agree:

d)

not to provide any potential investor of Offered Securities with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Securities;

e)

not to provide any potential investor with any materials or information in relation to the Offering or the Corporation other than: (A) such marketing materials that have been approved by the Corporation and filed in accordance with this Section 2; (B) the Preliminary Prospectus, the Final Prospectus or any Supplementary Material; and (C) any “standard term sheets”, as defined in NI 41-101, approved in writing by the Corporation and the Agents; and

f)

that any marketing materials approved and filed in accordance with this Section 2 and any standard term sheets approved in writing by the Corporation and the Agents shall only be provided to potential investors in the Qualifying Jurisdictions where the provision of such marketing materials or standard term sheets does not contravene Applicable Securities Laws.

Section 3	Documents to be Delivered

(1)	The Corporation shall deliver, or cause to be delivered, to each of the Agents (except to the extent any such document has been previously delivered to the Agents):

(a)

concurrently with the filing of the Final Prospectus, a copy of the Final Prospectus, signed as required by Canadian Securities Laws and a copy of the U.S. Placement Memorandum prepared and delivered as contemplated in Schedule A hereto;

(c)

a copy of all such documents and certificates that were filed with the Preliminary Prospectus and the Final Prospectus under Canadian Securities Laws (provided that any documents incorporated by reference therein which are publicly available on SEDAR shall be deemed to be delivered to the Agents); concurrently with the filing of the Final Prospectus with the Securities Commission, a comfort letter of the Corporation’s Auditors, Manning Elliott LLP, addressed to the Agents and to the board of directors of the Corporation, in form and substance satisfactory to the Agents and their counsel, verifying the financial and accounting information relating to the Corporation and other numerical data of a financial nature contained in or incorporated by reference in the Final Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two Business Days prior to the date of the letter and shall be in addition to the auditors’ reports contained in the Final Prospectus and any auditors’ comfort letter addressed to the Securities Commissions;

(d)

prior to filing of the Final Prospectus with the Securities Commission, a copy of a letter from the TSX-V advising the Corporation that conditional approval of the listing of the Common Shares issuable pursuant to the Offering has been granted by the TSX-V, subject to the satisfaction of certain usual and customary conditions set out therein; and

(e)

copies of all other documents resulting or related to the Corporation taking all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution in each of the Qualifying Provinces by the Agents and other persons who are registered in a category permitting them to distribute the Offered Securities under Canadian Securities Laws and who comply with such Canadian Securities Laws.

Section 4	Supplementary Material

(1)

If applicable, the Corporation shall also prepare and deliver promptly to the Agents signed copies of all Supplementary Material. Subject to compliance with Section 7 the Corporation shall promptly deliver to the Agents duly signed copies of all Supplementary Material, and any other document required to be filed under subsection 7(2). The Supplementary Material shall be in form and substance satisfactory to the Agents, acting reasonably. Concurrently with the delivery of any Supplementary Material, the Corporation shall deliver to the Agents with respect to such Supplementary Material, letters, opinions and documents similar to those referred to in Section 3, which shall be in form and substance acceptable to the Agents and their counsel, acting reasonably.

Section 5	Delivery Constitutes Representation and Consent

(1)

Delivery of an Offering Document to the Agents shall constitute a representation and warranty by the Corporation to the Agents that, at the time of delivery thereof, all information and statements (except information and statements relating solely to the Agents and furnished to the Corporation in writing by the Agents for use therein) contained in such Offering Documents are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities and that no material fact or information has been omitted therefrom (except facts or information relating solely to the Agents) which is required to be stated therein or is necessary to make any statement or information contained therein not false or misleading in light of the circumstances in which it was made; and that (except with respect to information and statements relating solely to the Agents and furnished to the Corporation in writing by the Agents for use therein) the Prospectus and any Supplementary Material comply in all material respects with Canadian Securities Laws and that the use of the U.S. Placement Memorandum in connection with the transactions contemplated in the attached Schedule A complies in all material respects with U.S. Securities Laws, provided that the U.S. Placement Memorandum is used only in accordance with Schedule A hereto. Such delivery shall also constitute the Corporation’s consent to the use of the Prospectus and any Supplementary Material by the Agents and the Selling Firms for the distribution of the Offered Securities in the Qualifying Provinces in compliance with the provisions of this Agreement and to the use of the U.S. Placement Memorandum and any Supplementary Material by the U.S. Affiliates and the Selling Firms for the offering and sale of the Offered Securities by them to, or for the account or benefit of, persons in the United States and U.S. Persons in accordance with Schedule A hereto.

(2)

Each of the Corporation and the Agents have approved the Marketing Material. The Corporation filed the Marketing Material with the Securities Commissions, and to the Corporation’s knowledge, such filing occurred before such Marketing Material was first provided by the Corporation to potential purchasers of Offered Securities and the Corporation and the Agents have agreed that such Marketing Material will be incorporated by reference into the Final Prospectus. . Each of the Corporation and the Agents covenant and agree that it will not provide any potential investor of Offered Securities with any marketing materials except for the Marketing Material and any other marketing materials that comply with, and have been approved in accordance with, NI 41-101 or NI 44-101, as applicable, and Section 2(7). If requested by the Agents, in addition to the Marketing Material, the Corporation will cooperate, acting reasonably, with the Agents in approving any other marketing materials reasonably requested by the Agents to be used in connection with the Offered Securities.

Section 6	Commercial Copies

(1)

The Corporation shall cause to be delivered to the Agents, without charge, at those delivery points as the Agents may reasonably request, as soon as possible and in any event no later than 12:00 p.m. (PST) on the next Business Day (or by 12:00 p.m. (PST) on the second Business Day for deliveries outside of Toronto), in each case following the day on which the Corporation has obtained the Final Receipt for the Final Prospectus, and thereafter from time to time during the distribution of the Offered Securities, as many commercial copies of the Offering Documents as the Agents may reasonably request.

Section 7	Material Changes

(1)

Commencing on the date hereof and until the completion of the distribution of the Offered Securities in accordance with Section 9(1), the Corporation shall promptly notify Roth USA, on behalf of the Agents, in writing of:

(a)

any material change (whether actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, affairs, operations, assets, properties, prospects (as described in the Offering Documents), liabilities (contingent or otherwise), capital, earnings and financial condition of the Corporation, including in any information previously provided to the Agents concerning the Corporation, the Subsidiaries or the Offered Securities;

(b)

any new material fact in respect of the Corporation or the Subsidiaries (including in respect of its financial condition or results of the operations) which has arisen or has been discovered that would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum incorporating the Final Prospectus or any Supplementary Material had that fact arisen or been discovered on or prior to the date of any such document;

(c)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained or incorporated by reference in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is or would reasonably be of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, including as a result of any of such documents containing or incorporating by reference therein an untrue statement of a material fact or omitting to state a material fact required to be stated

therein or necessary to make any statement therein not false or not misleading in the light of the circumstances in which it was made, or which would reasonably be expected to result in any of the Offering Documents not complying with applicable Canadian Securities Laws or U.S. Securities Laws, as the case may be, or which would reasonably be expected to have a material effect on the market price or value of the Common Shares; or

(d)	any notice by any Governmental Authority requesting any material information, meeting or hearing relating to the Corporation, the Subsidiaries or the Offering.

(2)

The Corporation will promptly (and in any event within any applicable time limitation) comply with all legal requirements under Canadian Securities Laws, U.S. Securities Laws and the rules of the TSX-V, including the prospectus amendment provisions of the Canadian Securities Laws and any applicable U.S. Securities Laws, required as a result of any event described in subsection 7(1) in respect of the Corporation applicable to it, in order to continue to qualify the distribution of the Offered Securities in each of the Qualifying Provinces and to permit the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons pursuant to this Agreement (including Schedule A), and the Corporation will prepare and file to the satisfaction of the Agents, acting reasonably, any Supplementary Material which, in the opinion of the Agents, may be necessary or advisable.

(3)

Commencing on the date hereof and until the completion of the distribution of the Offered Securities in accordance with Section 9(1), the Corporation will promptly inform the Agents in writing of the full particulars of:

(a)	any request of any Securities Commission for any amendment to any Offering Document or for any additional information in respect of the Offering or the Corporation;

(b)

the receipt by the Corporation of any material communication, whether written or oral, from any Securities Commission, the TSX-V or any other competent authority, relating to the Preliminary Prospectus, the Final Prospectus, the Supplementary Material, the distribution of the Offered Securities or the Corporation;

(c)

any notice or other correspondence received by the Corporation from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Corporation, any Subsidiary, the Offering, the issue and sale of the Offered Securities or any other event or state of affairs that could, individually or in the aggregate, have a material adverse effect on the business, affairs, operations, assets, properties, prospects (as described in the Offering Documents), liabilities (contingent or otherwise), capital, earnings and financial condition of the Corporation; or

(d)

the issuance by any Securities Commission, the TSX-V or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.

(4)

In addition to the provisions of subsection 7(1) in respect of the Corporation and subsection7(2) above, the Corporation will, in good faith, discuss with the Agents any change, event or fact contemplated in subsection 7(1), applicable to it, which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Agents under subsection 7(1), and will consult with the Agents with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval of the form and substance thereof by the Agents and their counsel, each acting reasonably. The Corporation shall also co-operate in all respects with the Agents to allow and assist the Agents to participate in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Agents deem appropriate, acting reasonably in order to fulfill their obligations as Agents and to enable the Agents to responsibly execute any certificate related to such Supplementary Material required to be executed by them.

Section 8	Representations and Warranties of the Corporation

(1)

The Corporation represents and warrants to the Agents (which representations and warranties shall survive the Closing and any closing of the exercise of the Over-Allotment Option in accordance with Section 19), and acknowledges that the Agents are relying on such representations and warranties in entering into this Agreement, that (it being understood that any certificate signed by any officer of the Corporation and delivered to the Agents shall be deemed a representation and warranty by the Corporation to the Agents as to matters covered thereby):

(a)

each of the Corporation, and its Subsidiaries (A) is a corporation duly incorporated, continued, amalgamated or formed and validly existing under the laws of the jurisdiction in which it was incorporated, continued, amalgamated or formed, as applicable; (B) has all requisite power and authority and is duly qualified and holds all necessary permits, licences and authorizations necessary or required to carry on its business as now conducted and proposed to be conducted to own, lease or operate its properties and assets; (C) where required, has been duly qualified as an extra-provincial corporation or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property, or conducts business unless, in each case, the failure to do so would not individually or in the aggregate, have a Material Adverse Effect; and (D) no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)

the Corporation has all requisite corporate power, authority and capacity to enter into each of the Transaction Documents and to perform the transactions contemplated herein and therein, including, without limitation, to issue the Offered Securities;

(c)	the Corporation has no direct or indirect subsidiary or any investment or proposed investment in any person that is or will be material to the Corporation, other than the Subsidiaries;

(d)

the Corporation and certain of the Subsidiaries own all of the issued and outstanding shares of the Subsidiaries, free and clear of all encumbrances, claims or demands whatsoever and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or any Subsidiary of any interest in any of the shares in the capital of a Subsidiary. All of the issued and outstanding shares of the Subsidiaries are outstanding as fully paid and non- assessable, as applicable;

(e)	the Prospectus (or a document incorporated by reference therein) contains an accurate organizational chart showing the material ownership structure of the Corporation and each of its direct and indirect subsidiaries as of the date hereof, including, without limitation, the issued and outstanding share capital in each corporate entity shown thereof;

(f)

neither the Corporation nor any of its directors and officers has distributed and none of them will distribute, prior to each Closing Date, any offering material in connection with the Offering and sale of the Offered Securities other than the Offering Documents and such marketing materials described in Section 9(4));

(g)

the Corporation and the Subsidiaries have conducted and are conducting their businesses in compliance with all applicable Laws and regulations of each jurisdiction in which it carries on business, except where the failure to so comply would not have a Material Adverse Effect, and the Corporation and the Subsidiaries hold all material requisite licences, registrations, qualifications, permits (including Environmental Permits) and consents necessary or appropriate for carrying on business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, none of the Corporation or its Subsidiaries has received a written notice of non- compliance, nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such Laws, regulations or permits which would have a Material Adverse Effect;

(h)

no legal or governmental proceedings or inquiries are pending to which the Corporation or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation or any Subsidiary which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or any Subsidiary or with respect to the properties or assets thereof;

(i)

the Corporation is in compliance in all material respects with all of the rules, policies and requirements of the TSX-V, and OTCQX and the Common Shares are currently listed or quoted on the TSX-V and OTCQX and on no other stock exchange or public market;

(j)

the Corporation is currently a “reporting issuer” in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is in compliance, in all material respects, with all of its obligations as a reporting issuer and since incorporation has not been the subject of any investigation by any stock exchange or any Securities Commission, is current with all material filings required to be made by it under Canadian Securities Laws and other laws, is not aware of any material deficiencies in the filing of any documents or reports with any Securities Commissions and there is no material change relating to the Corporation which has occurred and with respect to which the requisite news release or material change report has not been filed with the Securities Commission. The Corporation will not, at the Closing Time on the Closing Date or the Option Closing Time on the Option Closing Date, as the case may be, be on the list of defaulting issuers maintained by any Securities Commission in any of the Qualifying Provinces;

(j)	the Corporation has not filed any confidential material change report with the Securities Commissions;

(k)

the Corporation is in compliance in all material respects with NI 43-101 in connection with the disclosure of scientific or technical information made by the Corporation concerning each mineral project on a property material to the Corporation;

(l)

the Corporation has duly filed with the applicable regulatory authorities in compliance in all material respects with the Securities Laws all reports required by NI 43-101, and all such reports were prepared in accordance with the requirements of NI 43-101 in all material respects, and, other than as disclosed in subsequent reports, there has been no change to the information set out in each such report of which the Corporation is aware that would disaffirm any aspect of such report in a materially adverse manner;

(m)

all information requested by the authors of the Bristol Lake Technical Report, Lanxess Technical Report and TETRA Technical Report was made available to them, prior to the issuance of such reports, for the purpose of preparing such reports, which information did not contain any material misrepresentation at the time such information was so provided;

(n)

other than with respect to the Leased Premises, and the properties and assets under the Arkansas Option Agreement, the Bristol Dry Lake Option Agreement, the Cadiz Dry Lake Agreement, the TETRA EOA, the Lanxess MOU and any Intellectual Property that is licensed to third parties, each of the Corporation and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof, and no other property or assets are necessary for the conduct of the business of the Corporation and the Subsidiaries as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each of the Corporation or any Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any real property) including, without limitation, the Arkansas Option Agreement, the Bristol Dry Lake Option Agreement, the Cadiz Dry Lake Agreement, the TETRA EOA and the Lanxess MOU, are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Corporation or any Subsidiary derives the interests thereof in such property are in good standing. The Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Corporation or any Subsidiary to use, transfer or otherwise exploit their respective assets and properties (including, without limitation, the Arkansas Project and the California Project), none of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, and neither the Corporation nor any Subsidiary has a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof, other than as disclosed in the Disclosure Documents;

(o)

the Corporation and/or the Subsidiary, as applicable, hold either freehold title, mining leases, mining options, brine lease or brine deed options, mining claims, mining and exploration licenses, property leases, or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located (the “Mining Rights”) in respect of the deposits, ore bodies and minerals located in properties in which the Corporation and/or the Subsidiary have an interest as described in the Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation and/or the Subsidiary to explore and extract the material deposits, ore bodies or other minerals relating thereto for the purposes of its current operations, free and clear of any liens, charges or encumbrances, except as would not have a Material Adverse Effect;

(p)

all property, leases, options, claims or licences in which the Corporation and/or the Subsidiary have any interest or right have been validly located and recorded in accordance with all applicable Laws and are valid and subsisting, the Corporation and/or the Subsidiary have all necessary surface rights, access rights and other necessary rights and interest relating to the properties in which the Corporation and/or the Subsidiary have a material interest as described in the Disclosure Documents granting the Corporation and/or the Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of their respective rights and interests therein, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Corporation or the Subsidiary. The Mining Rights in respect of the Corporation’s material properties as disclosed in the Disclosure Documents constitute a complete description of all material Mining Rights held by the Corporation and/or the Subsidiary;

(q)

to the knowledge of the Corporation, all exploration activities by or on behalf of the Corporation and/or its Subsidiaries on the material properties in which they hold an interest have been conducted in accordance with good exploration practices in all material respects and all applicable workers’ compensation and health and safety and workplace Laws, regulations and policies have been complied with in all material respects;

(r)

there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the best of the Corporation’s knowledge, pending or threatened against or affecting the Corporation, any Subsidiary or the directors, officers or employees of the Corporation or its Subsidiaries, at Law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Corporation’s knowledge, there is no basis therefore and neither the Corporation nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any governmental authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Corporation to perform its obligations under the Transaction Documents;

(s)

neither the Corporation nor any Subsidiary has any employees. No executive officer of the Corporation or any Subsidiary, to the knowledge of the Corporation, is, or is now expected to be, in violation of any material term of any employment, consulting or similar contract with the Corporation or any Subsidiary, confidentiality, disclosure or proprietary information agreement or non-competition agreement with the Corporation or any Subsidiary, or any other contract or agreement or any restrictive covenant in favor of any third party that involves the Corporation or any Subsidiary. The Corporation and its Subsidiaries are in compliance with all applicable laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(t)	neither the Corporation nor any Subsidiary is in violation of its constating documents or agreements, as applicable, or in default in any material respect in the performance or observance of any material obligation, agreement, covenant or condition contained in any Material Agreement;

(t)

to the knowledge of the Corporation, no counterparty to any material obligation, agreement, covenant or condition contained in any Material Agreement to which the Corporation or any Subsidiary is a party is in default in the performance or observance thereof, except where such violation or default in performance would not have a Material Adverse Effect;

(u)	there are no judgments against the Corporation nor any Subsidiary which are unsatisfied, nor are there any consent decrees or injunctions to which the Corporation or any Subsidiary is subject;

(v)

neither the Corporation nor any Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(w)

the Common Shares are listed and posted for trading on the TSX-V and are quoted on the OTCQX and prior to the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals, authorizations will have been obtained by the Corporation from the TSX-V to ensure that, subject to fulfilling customary listing conditions, the Common Shares issuable pursuant to the Offering, and subject to satisfaction of distribution requirements will be listed and posted for trading on the TSX-V upon their issuance;

(x)

all necessary corporate action has been taken by the Corporation, or will have been taken by the Corporation prior to the Closing Time, to authorize the offering, issuance, sale and delivery of the Common Shares comprising the Initial Shares and the Additional Shares, and the grant of the Over-Allotment Option on the terms set forth in this Agreement;

(y)

upon payment therefor, the Common Shares comprising the Initial Shares and the Additional Shares will be duly and validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Corporation;

(z)

the execution and delivery of each of the Transaction Documents, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Offered Securities hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Offered Securities, do not and will not conflict with or result in a material breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both): (A) any statute, rule or regulation applicable to the Corporation including, without limitation, the Canadian Securities Laws or U.S. Securities Laws; (B) the constating documents, by-laws or resolutions of the Corporation which are in effect at the date hereof; (C) any Debt Instrument or Material Agreement to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation;

(aa)

the Corporation and its board of directors have taken all necessary action, if any, in order to render inapplicable any poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Corporation’s articles of incorporation (or similar charter documents) or the laws of its jurisdiction of incorporation that is or could become applicable to purchasers of the Offered Securities as a result of the purchasers of the Offered Securities and the Company fulfilling their obligations or exercising their rights under this Agreement and the transactions contemplated pursuant to the Offering Documents, including without limitation as a result of the Company’s issuance of the Offered Securities and the purchasers’ ownership of the Offered Securities;

(bb)

at the Closing Time, each of the Transaction Documents shall have been duly authorized and executed and delivered by the Corporation and upon such execution and delivery each shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(cc)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(dd)

the audited comparative consolidated financial statements of the Corporation and its Subsidiaries as at and for the year ended June 30, 2020 and the unaudited interim condensed consolidated financial statements of the Corporation as at and for the three month period ended September 30, 2020 (collectively, the “Financial Statements”) have been prepared in accordance with IFRS, contain no misrepresentations and present fairly, in all material respects, the financial condition of the Corporation and its Subsidiaries on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Corporation and its Subsidiaries on a consolidated basis for the period then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and its Subsidiaries on a consolidated basis that are required to be disclosed in such financial statements and there has been no material change in accounting policies or practices of the Corporation since September 30, 2020;

(gg)

there are no material liabilities of the Corporation and its Subsidiaries whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements which are not disclosed or reflected in the Financial Statements except those disclosed in the Disclosure Documents or those incurred in the ordinary course of business since September 30, 2020;

(hh)

there are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or any Subsidiary with unconsolidated entities or other persons that could reasonably be expected to have a Material Adverse Effect;

(ii)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, sales taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, reassessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid or accrued, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Corporation or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or the Subsidiaries or have a Material Adverse Effect. To the knowledge of the Corporation, no examination of any tax return of the Corporation is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries, in any case except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect;

(kk)

the Corporation: (A) has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to the Corporation and the Subsidiaries is accurate and reliable, is made known to the Chief Executive Officer and Chief Financial Officer of the Corporation by others within those entities, particularly during the period in which filings are being prepared; (B) has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (C) has disclosed in the management’s discussion and analysis for its most recently completed financial year, for each material weakness relating to such design existing at the financial year-end (x) a description of the material weakness, (y) the impact of the material weakness on the Corporation’s financial reporting and internal controls over financial reporting, and (z) the Corporation’s further plans, if any, or any actions already undertaken, for remediating the material weakness;

(ll)

the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that, (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(mm)

other than as disclosed in the Disclosure Documents, there are no material liabilities of the Corporation or its Subsidiaries, whether direct, indirect, absolute, contingent or otherwise, and none of the Corporation nor its Subsidiaries are party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument and does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, members officers, directors or employees, past or present, or any person not dealing at arm’s length with the Corporation or its Subsidiaries (as such term is defined in the Tax Act), and neither the Corporation nor any of the Subsidiaries has guaranteed the obligations of any person;

(nn)

the Corporation’s Auditor, who audited the Financial Statements and who provided their audit report thereon, is an independent public accountant as required under applicable Securities Laws and there has never been a reportable event (within the meaning of NI 51- 102) between the Corporation and the Corporation’s Auditor;

(oo)

during the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There is not, in the constating documents, articles or in any Debt Instrument, Material Agreement or other agreement or instrument to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Common Shares;

(pp)

except as set out in the Disclosure Documents, no legal or governmental proceedings or inquiries are pending to which the Corporation or any of the Subsidiaries is a party or to which their property or assets are subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation or any of the Subsidiaries which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation, the Subsidiaries or their property or assets;

(qq)

the assets of each of the Corporation and the Subsidiaries and their businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and none of the Corporation or the Subsidiaries has breached the terms of any policies in respect thereof in any material respect or failed to promptly give any notice or present any material claim thereunder;

(rr)

each of the Corporation and its Subsidiaries owns or has all proprietary rights provided in law and at equity to all patents, trademarks, copyrights, industrial designs, software, trade secrets, know-how, concepts, information and other intellectual and industrial property (collectively, “Intellectual Property”) necessary to permit the Corporation and its Subsidiaries to conduct its business as currently conducted. Neither the Corporation nor any of its Subsidiaries has received any notice nor does the Corporation or any of its Subsidiaries have knowledge of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Corporation or its Subsidiaries therein and which infringement or conflict (if subject to an unfavourable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect;

(rr)

each of the Corporation and the Subsidiaries has taken all reasonable steps to protect its Intellectual Property in those jurisdictions where, in the reasonable opinion of the Corporation and/or each Subsidiary carries on a sufficient business to justify such filings;

(ss)

to the knowledge of the Corporation, there are no material restrictions on the ability of the Corporation and each Subsidiary to use and explore all rights in the Intellectual Property required in the ordinary course of the business of the Corporation and each Subsidiary, as applicable. None of the rights of the Corporation and each Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(tt)

neither the Corporation nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Corporation, is there a reasonable basis for any claim that any person other than the Corporation or a Subsidiary has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property;

(uu)

there are no material restrictions on the ability of the Corporation or its Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of the business of the Corporation and its Subsidiaries. None of the rights of the Corporation or its Subsidiaries in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(vv)

all registrations of Intellectual Property are in good standing and are recorded in the name of the Corporation or a Subsidiary in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect;

(ww)

other than as disclosed in the Disclosure Documents, none of the directors, officers or employees of the Corporation or any Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation or any Subsidiary, except as disclosed in the Financial Statements or related management’s discussion and analysis;

(xx)

the Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or any Subsidiary;

(yy)

none of the Corporation or any of the Subsidiaries is a party to, bound by or, to the knowledge of the Corporation, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Corporation or any of its Subsidiaries to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Corporation or any of its Subsidiaries;

(zz)

the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which, as at the date hereof (prior to the completion of the Offering), 123,079,151 Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation. In addition, 29,716,148 Common Shares are reserved for issuance upon the exercise of an aggregate of 16,440,364 common share purchase warrants 13,275,784 options and Nil restricted share units. Other than as disclosed in this paragraph, there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any Common Shares of the Corporation;

(aaa)	AST Trust Company (Canada) at its principal offices in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares;

(bbb)

the issue of the Offered Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject that has not been waived. No holder of outstanding Common Shares is at the Closing Time or will be following the Closing Time entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation;

(ccc)

with respect to each of the Leased Premises, the Corporation and the Subsidiaries, as applicable, occupy the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or a Subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases;

(ddd)

none of the Corporation or any of the Subsidiaries is and has ever been in material violation of, in connection with the ownership, use, maintenance or operation of the property and assets thereof, any Environmental Laws;

(eee)	the Corporation and the Subsidiaries have all Environmental Permits and are in compliance with any material requirements thereof;

(fff)

there are no pending or, to the knowledge of the Corporation, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any of its Subsidiaries, which if determined adversely, would reasonably be expected to have a Material Adverse Effect;

(ggg)

the Corporation and the Subsidiaries have not used the Leased Premises, the Arkansas Project or the California Project, or any facility which it previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials;

(hhh)

as of the date hereof, there are no past unresolved, pending or threatened claims, complaints, notices or requests for information with respect to any alleged violation of any law, statute, order, regulation, ordinance or decree and no conditions exist at, on or under any Leased Premises, the Arkansas Project or the California Project which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or may reasonably be expected to have a Material Adverse Effect with respect to the Corporation or the Subsidiaries;

(iii)

there are no environmental audits, evaluations, assessments, studies or tests being conducted by the Corporation or any Subsidiary or to the knowledge of the Corporation, by any third party, in connection with the material property or assets of the Corporation or any Subsidiary or otherwise relating to the Corporation or the Subsidiaries, except for ongoing assessments conducted by or on behalf of the Corporation in the ordinary course including ordinary audits required by applicable regulations in order to process environmental permits;

(jjj)

the Corporation does not have any knowledge of any claim or basis for any claim that might or could adversely affect the right of the Corporation or the Subsidiaries to use, transfer or otherwise exploit the Arkansas Project or the California Project pursuant to their option agreements, leases, licenses and/or permits in the ordinary course of their respective businesses;

(kkk)

other than as disclosed in the Disclosure Documents, the Corporation is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Corporation or the Subsidiaries presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Corporation or any Subsidiary presently in force, that the Corporation anticipates the Corporation or any Subsidiary will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Corporation or a Subsidiary or the business environment or legal environment under which such entity operates;

(lll)

the Corporation and each Subsidiary is in compliance with all Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect;

(mmm)

none of the Corporation or any Subsidiary, any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(nnn)

all information which has been prepared by the Corporation relating to the Corporation, the Subsidiaries and their respective business, properties and liabilities and made available to the Agents was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, does not contain a misrepresentation and no fact or facts have been omitted therefrom which would make such information materially misleading;

(ooo)	the Corporation has not withheld from the Agents any material fact relating to the Corporation, any Subsidiary or the Offering;

(ppp)

the minute books and corporate records of the Corporation and the Subsidiaries for the period from incorporation or formation to the date hereof made available to the Agents contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, members and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders, members or directors of the Corporation or the Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Corporation or the Subsidiaries, as the case may be;

(qqq)

other than the Agents, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement;

(rrr)

other than the Corporation, there is no person that is or will be entitled to demand the proceeds of this Offering under the terms of any agreement or instrument to which the Corporation is party (including any Debt Instrument or Material Agreement) or otherwise;

(sss)

neither the Corporation nor any Subsidiary, nor, to the Corporation’s knowledge, any of their affiliates, directors or officers or any agents, employee or affiliate of the Corporation or any Subsidiary, is aware of or has taken any action, directly or indirectly, that could result in a violation by such persons of applicable laws relating to terrorism, money laundering and proceeds of crime, including the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), as amended, and the rules and regulations thereunder or any other similar anticorruption law to which the Corporation or any Subsidiary may be subject (collectively, the “Acts”), including, without limitation, making any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or making use of the mails or any means or instrumentality of interstate commerce in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value or benefit to any “foreign official” or “public official” (as such terms are defined in the applicable Acts) or any foreign political party or official thereof or any candidate for foreign political office, or any third party or any other person to the benefit of the foregoing, in contravention of the Acts, and the Corporation, each Subsidiary, and their affiliates have conducted their businesses in compliance with the Acts and will implement and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance therewith;

(ttt)

to the knowledge of the Corporation, the operations of the Corporation and each Subsidiary have been conducted at all times in compliance with the applicable federal and state laws relating to terrorism or money laundering (“Anti-Terrorism Laws”), including the financial recordkeeping and reporting requirements of The Bank Secrecy Act of 1970 (United States), as amended; Executive Order No. 13224 on Terrorist Financing (United States), effective September 24, 2001 (the “Executive Order”); the Foreign Corrupt Practices Act of 1977 (United States), as amended; the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001

(United States), and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and neither of the Corporation nor any Subsidiary is (i) a person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) a person with which the Corporation or the Subsidiaries are prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Laws; (iv) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or (v) a person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list or any other person (including any foreign country and any national of such country) with whom the United States Treasury Department prohibits doing business in accordance with OFAC regulations. No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or the Subsidiary with respect to Anti-Terrorism Laws is pending or, to the knowledge of the Corporation or any Subsidiary, threatened;

(uuu)

the Corporation (i) has not made any significant acquisitions as such term is defined in Part 8 of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectus and for which a business acquisition report has not been filed under NI 51-102, (ii) has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102, and (iii) there are no proposed acquisitions by the Corporation that have progressed to the state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Final Prospectus;

(vvv)

the Corporation is as of the date hereof an Eligible Issuer in the Qualifying Provinces and, on the dates of and upon filing of the Preliminary Prospectus and the Final Prospectus, will be an Eligible Issuer in the Qualifying Provinces and there will be no documents required to be filed under Canadian Securities Laws in connection with the Offering of the Offered Securities that will not have been filed as required as at those respective dates;

(www)

neither the Corporation, nor any of its affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Corporation for purposes of any applicable shareholder approval provisions of any stock exchange or public market on which any of the securities of the Company are listed or designated;

(www)

the Offered Securities qualify as qualified investments as described in the Preliminary Prospectus under the heading “Eligibility for Investment” and the Corporation will not take or permit any action within its control which would cause the Offered Securities to cease to be qualified, during the period of distribution of the Offered Securities, as qualified investments to the extent so described in the Prospectus; and

(xxx)	all statements made in the Prospectus describing the Offered Securities and the respective attributes thereof are complete and accurate in all material respects.

Section 9	Distribution of the Offered Securities

(1)

The Agents shall, and shall require any Selling Firm to agree to, comply with Canadian Securities Laws and U.S. Securities Laws in connection with the distribution of the Offered Securities and shall offer the Offered Securities for sale, only in the Qualifying Provinces and the United States where they may lawfully be offered for sale, directly and through Selling Firms the terms and conditions set out in the Final Prospectus and this Agreement. The Agents shall, and shall require any Selling Firm to agree to, offer for sale and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold in accordance with Section 2, and shall seek the prior consent of the Corporation, such consent not to be unreasonably withheld, regarding the jurisdictions other than the Qualifying Provinces and the United States where the Offered Securities are to be offered and sold, provided that such offer and sale will not require the Corporation to comply with the registration, prospectus, filing or continuous disclosure or other similar requirements under the applicable Laws of such other jurisdiction or pay any additional governmental filing fees which relate to such other jurisdictions. The Agents shall: (i) use all commercially reasonable efforts to complete and cause each Selling Firm to arrange for the sale of the Offered Securities as soon as reasonably practicable but in any event no later than 90 days after the date of the Final Receipt; and (ii) as soon as practicable after the completion of the distribution of the Offered Securities, and in any event within 30 days after the later of the Closing Date or the last Option Closing Date, notify the Corporation thereof and provide the Corporation with a breakdown of the number of Offered Securities distributed in each of the Qualifying Provinces and in any other Offering Jurisdictions.

(2)

The Agents and any Selling Firm shall be entitled to arrange for the sale of the Initial Shares and Additional Shares to purchasers that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws, and in other jurisdictions in accordance with any applicable securities and other laws in the jurisdictions in which the Agents and/or Selling Firms offer the Offered Securities. Any arrangement to sell the Initial Shares and Additional Shares to purchasers that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons will be made in accordance with Schedule A hereto.

(3)

For the purposes of this Section 9, the Agents shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Province where a Final Receipt or similar document for the Final Prospectus shall have been obtained from or deemed issued by the applicable Securities Commission following the filing of the Final Prospectus unless otherwise notified in writing by the Corporation.

(4)

During the distribution of the Offered Securities, other than the Offering Documents, the press release announcing the Offering, and the marketing materials (provided such marketing materials are in compliance with the provisions of this Section 9(4)), the Agents shall not provide any potential investor with any materials or written communication in relation to the distribution of the Offered Securities. The Corporation and the Agents, on a several basis, each covenant and agree (i) not to provide any potential investor of Offered Securities with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Securities, (ii) not to provide any potential investor in the Qualifying Provinces with any materials or information in relation to the distribution of the Offered Securities or the Corporation other than (A) such marketing materials that have been approved by the Corporation and filed in accordance with NI 44-101, (B) the Preliminary Prospectus, the Final Prospectus and

any Supplementary Material, and (C) any “standard term sheets” (within the meaning of Canadian Securities Laws) approved in writing by the Corporation and the Agents, and (iii) that any marketing materials approved and filed in accordance with NI 44-101 and any standard term sheets approved in writing by the Corporation and the Agents shall only be provided to potential investors in the Qualifying Provinces.

(4)

Notwithstanding the foregoing provisions of this Section 9, an Agent will not be liable to the Corporation under this Section 9 or Schedule A with respect to a default under this Section 9 or Schedule A by another Agent or another Agent’s U.S. Affiliate or any Selling Firm appointed by another Agent. However, each Agent shall be liable to the Corporation under this Agreement (including this Section 9) or Schedule A with respect to any breach by it, its U.S. Affiliate or any Selling Firm appointed by it of this Agreement (including this Section 9) or of the selling restrictions set forth in Schedule A.

(5)

Neither the Corporation, nor the Agents or their U.S. Affiliates, shall make any public announcement in connection with the Offering, except if the other party has consented to such announcement or the announcement is required by applicable Laws or stock exchange rules. For greater certainty, during the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Corporation will promptly provide to the Agents drafts of any press releases of the Corporation for review and comment by the Agents and the Agents’ counsel prior to issuance, provided that any such review will be completed in a timely manner, and the Corporation will incorporate in such press releases all reasonable comments of the Agents. To deal with the possibility that the Initial Shares and Additional Shares may be sold to persons that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons, any such press release shall contain, in substantially the following form, a legend and comply with Rule 135e under the U.S. Securities Act:

“THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.”

In addition, such press releases shall also include the following language:

“The securities have not been and will not be registered under the United States Securities Act of

1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.”

Section 10	Covenants of the Corporation

(1)	The Corporation hereby covenants to the Agents, and acknowledges that each of them is relying on such covenants in connection with the arrangement of sale of the Offered Securities, that it will:

(a)

promptly provide to the Agents and their counsel, during the period commencing on the date hereof and until completion of the distribution of the Initial Shares, drafts of any filings to be made with any securities exchange or regulatory body in Canada or the United States or any other jurisdiction by the Corporation or the Subsidiaries of information relating to the Offering or pursuant to the Corporation’s or the Subsidiaries’ continuous disclosure obligations under applicable Canadian Securities Laws for review by the Agents and their counsel prior to filing, and give the Agents and their counsel a reasonable opportunity to provide comments on such filing, subject to the Corporation’s timely disclosure obligations under applicable Canadian Securities Laws or U.S. Securities Laws;

(b)

advise the Agents, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplementary Material has been filed and receipts therefor from the Securities Commissions have been obtained and will provide evidence satisfactory to the Agents of each such filing and copies of such receipts;

(c)

advise the Agents, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of any of the Offering Documents or suspending or seeking to suspend the trading of the Offered Securities; (ii) the suspension of the qualification of the Offered Securities for distribution in any of the Qualifying Provinces; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing any of the Offering Documents or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or any suspension respectively referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof promptly or if any such suspension occurs, to promptly remedy such suspension in accordance with this Agreement;

(d)

prior to the Closing Date or Option Closing Date, as applicable, make all reasonable arrangements that are within the control of the Corporation for the electronic deposit of the Common Shares comprising the Initial Shares and Additional Shares, as the case may be, pursuant to the non-certificated issue system of CDS on the Closing Date or Option Closing Date, as applicable. All fees and expenses payable to CDS and/or the Transfer Agent in connection with the electronic deposit and the fees and expenses payable to CDS in connection with the initial or additional transfers as may be required in the course of the distribution of the Initial Shares and Additional Shares shall be borne by the Corporation;

(e)

use its commercially reasonable efforts to remain, and to cause each of the Subsidiaries to remain, until the day following the Option Closing Date, a corporation validly subsisting under the laws of its jurisdiction of incorporation or amalgamation, and to be duly licensed, registered or qualified as an extra-provincial or foreign corporation or entity in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and to carry on its business in the ordinary course and in compliance in all material respects with all applicable Laws of each such jurisdiction, provided that this clause shall not be construed as limiting or restricting the directors from complying with their fiduciary obligations to the Corporation, or the Corporation from completing a consolidation, amalgamation, merger, arrangement, business combination, sale of all or substantially all of the Corporation’s assets, takeover bid, merger or other similar transaction;

(f)	use its commercially reasonable efforts to maintain:

(i)	its status as a “reporting issuer” under Canadian Securities Laws and not in default of any requirement of such Canadian Securities Laws, until the day following the Option Closing Date; and

(ii)

the listing of the Common Shares issuable pursuant to the Offering on the TSX-V or such other recognized stock exchange or quotation system as Roth USA, on behalf of the Agents, may approve (acting reasonably), until the day following the Option Closing Date, provided that (A) the foregoing is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation; and (B) the Corporation shall not be required to comply with this Section 10 following the completion of an arrangement, business combination, sale of all or substantially all of the Corporation’s assets, take-over bid, merger or other similar transaction;

(g)

apply the net proceeds from the issue and sale of the Offered Securities in accordance with the disclosure set out under the heading “Use of Proceeds” in the Final Prospectus, subject to any qualifications set out therein;

(h)

deliver to the Agents, as soon as practicable after the Final Prospectus and any Supplementary Material are prepared, the U.S. Placement Memorandum, incorporating the Final Prospectus or Supplementary Material, as the case may be, prepared for use in connection with the offer and sale of the Offered Securities to purchasers that are, or are acting for the account or benefit of, persons in the United States and U.S. Persons in compliance with the provisions of Schedule A;

(i)

prior to the Closing Date or Option Closing Date, as the case may be, will promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agents may reasonably require from time to time for the purpose of giving effect this Agreement and the transactions contemplated hereby, including to the Offering, and take all such steps as may be reasonably required within its power to implement to the full extent the provisions, and to satisfy the conditions, of this Agreement as it relates to the sale and issuance of Offered Securities;

(j)	on or before the time of filing the Final Prospectus provide to the Agents a copy of the conditional listing approval of the Common Shares on the TSX-V;

(k)

forthwith notify the Agents of the breach of any covenant of this Agreement in any material respect by the Corporation, or upon the Corporation becoming aware that any representation or warranty of the Corporation contained in this Agreement or any document, instrument, certificate or other agreement delivered pursuant hereto is or was untrue or inaccurate in any material respect at the time such representation or warranty was made;

(l)

subject to compliance with Canadian Securities Laws, not, at any time prior to the Closing of the Offering, halt the trading of the Common Shares on the TSX-V without the prior written consent of Roth USA, on behalf of the Agents (such consent not to be unreasonably withheld or delayed);

(m)

ensure that, at the Closing Time, the Common Shares are duly authorized and validly created and, upon receipt of full payment therefor, are issued as fully paid and non-assessable shares in the capital of the Corporation and shall have attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Prospectus;

(n)	prior to the Closing Date or Option Closing Date, as the case may be, make available management of the Corporation for meetings with investors as scheduled by the Agents, acting reasonably;

(o)

for the period of 30 days following the Closing Date, not to, directly or indirectly, offer, issue, sell or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation without the prior written consent of Roth USA (such consent not to be unreasonably withheld), except in conjunction with: (A) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements, provided any such securities are issued with an exercise price that is not less than the Issue Price; (B) the exercise of outstanding warrants; (C) obligations of the Corporation in respect of existing agreements; (D) the issuance of securities in connection acquisitions in the normal course of business; and (E) the issuance of securities to strategic investors.

(p)

prior to the Closing Time on the Closing Date, cause each of the senior officers and directors of the Corporation to enter into a lock-up undertaking in favour of the Agents pursuant to which such shareholder and each of such shareholders’ associated and affiliates shall agree, for a period of 30 days after the Closing Date, not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership thereof, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, other than: (A) in connection with the payment of withholding taxes upon exercise of outstanding stock options; or (B) in order to accept a bona fide take-over bid made to all securityholders of the Corporation or similar business combination transaction; and

(v)

use its commercially reasonable efforts to have the Common Shares posted and listed for trading on the TSX-V upon issuance (or if the Common Shares are no longer traded on the TSX-V, on such other exchange as the Common Shares are then traded) as soon as possible following the Closing.

Section 11	Closing Conditions

(1)

The Agents’ obligations to arrange for the sale of the Initial Shares at the Closing Time on the Closing Date shall be subject to the following conditions, which conditions are for the sole benefit of the Agents and may be waived, in writing, in whole or in part by the Agents in their sole discretion:

(a)	the Agents shall have received at the Closing Time favourable legal opinions, dated the Closing Date, addressed to the Agents, in form and substance satisfactory to the Agents,

acting reasonably, from counsel to the Corporation and such local counsel in such Qualifying Provinces where the Corporation’s counsel is not qualified to practice law as are acceptable to the Agents, and all of such counsel may rely upon, only as to matters of fact, certificates of public officials and officers of the Corporation, and letters from stock exchange representatives and transfer agents, with respect to the following matters:

(i)

the Corporation is a corporation existing under the Canada Business Corporations Act and has all requisite corporate power, capacity and authority to carry on its business and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement, including to offer, issue, sell and deliver the Initial Shares and the Additional Shares and to grant the Over- Allotment Option;

(iii)

the Corporation is a “reporting issuer”, or its equivalent, in each of the Qualifying Provinces and it is not listed as in default of Canadian Securities Laws in any of the Qualifying Provinces which maintain such a list;

(iv)	as to the authorized share capital of the Corporation, and as to the number of issued and outstanding shares in the capital of the Corporation;

(v)

the Common Shares partially comprising the Initial Shares have been duly authorized and issued and upon receipt by the Corporation of payment therefor by the Agents as provided by this Agreement will be validly issued and outstanding as fully-paid and non-assessable Common Shares in the capital of the Corporation, and the Additional Shares have been duly authorized, reserved and allotted for issuance and, upon receipt by the Corporation of payment therefor by the Agents as provided by this Agreement, will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Corporation;

(vi)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus and the filing thereof with the Securities Commissions under the Canadian Securities Laws in each of the Qualifying Provinces;

(xi)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Transaction Documents and the performance of the Corporation’s obligations hereunder and thereunder, including to offer, issue, sell and deliver the Initial Shares and the Additional Securities, and this Agreement has each been duly authorized, executed and delivered by the Corporation, and constitute a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to customary qualification for enforceability;

(xii)

the execution and delivery of the Transaction Documents, the performance by the Corporation of its obligations hereunder and thereunder and the issuance and sale of the Offered Securities does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) the laws of the Province of British Columbia and the federal laws of Canada applicable therein; or (B) the constating documents of the Corporation or any resolution of any of the Corporation’s directors (or committees of directors) or shareholders;

(xiii)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the Securities Commissions required under Canadian Securities Laws have been obtained, in each case by the Corporation, to qualify the distribution of the Offered Securities and the Over-Allotment Option in each of the Qualifying Provinces through investment dealers or brokers duly registered in such categories under the applicable Laws of the Qualifying Provinces who have complied with the relevant provisions of such applicable Laws;

(xiv)	subject only to customary post-closing conditions imposed by the TSX-V, the Common Shares have been approved for listing on the TSX-V;

(xv)	that the attributes of the Offered Securities conform in all material respects with the descriptions thereof in the Final Prospectus;

(xvi)

the form of definitive certificates representing the Common Shares have been duly approved and adopted by the Corporation and comply with applicable Law and the articles and the by-laws of the Corporation;

(xvii)

as to the accuracy of the statements under “Eligibility for Investment” and “Certain Canadian Federal Tax Considerations” in the Final Prospectus, in so far as they purport to describe the provisions of the laws referred to therein, are fair and accurate summaries of the matters discussed therein, subject to the assumptions, qualifications, limitations and restrictions set out therein; and

(xviii)	AST Trust Company (Canada), at its principal offices in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares;

(b)

the Agents shall have received at the Closing Time from counsel to the Subsidiaries favourable legal opinions, in form and substance satisfactory to the Agents, acting reasonably, dated as of the Closing Date and addressed to the Agents, with respect to the following matters:

(i)	the incorporation and subsistence of the Subsidiary;

(ii)	the power and capacity of the Subsidiary to carry on its business as presently carried on, to own, lease and operate its properties and assets; and

(iii)	the authorized and issued share capital or membership interests, as applicable, for the Subsidiary and the ownership of the outstanding share capital for the Subsidiary;

(c)

the Agents shall have received at the Closing Time from counsel to the Corporation favourable legal opinions, in form and substance satisfactory to the Agents, acting reasonably, dated as of the Closing Date and addressed to the Agents, as to title to the Arkansas Project and the Corporation’s interest therein;

(d)

if any Offered Securities are sold to, or for the account or benefit of, persons in the United States and U.S. Persons, the Agents shall have received at the Closing Time from the Dorsey & Whitney LLP, the special United States counsel to the Corporation, a favourable legal opinion, in form and substance satisfactory to the Agents, acting reasonably, dated the Closing Date and addressed to the Agents, that the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons are not required to be registered under the U.S. Securities Act if made in accordance with this Agreement, including the attached Schedule A; it being understood that such counsel need not express its opinion with respect to any resale of the Offered Securities;

(e)

the Corporation shall have received a Preliminary Receipt and a Final Receipt qualifying the Offered Securities for distribution in the Qualifying Provinces, and neither the Preliminary Receipt nor the Final Receipt shall be invalid or have been revoked or rescinded by any Securities Commission;

(f)

the Agents shall have received at the Closing Time a certificate dated the Closing Date and signed on behalf of the Corporation by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as the Agents may agree, addressed to the Agents, certifying for and on behalf of the Corporation, after due inquiry, but without personal liability, that:

(g)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Common Shares) or prohibiting the issue and sale of the Offered Securities or any of the Corporation’s issued securities has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any regulatory authority;

(h)

since the date of the Final Prospectus: (A) there has been no material adverse change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, properties, prospects (as described in the Offering Documents), liabilities (contingent or otherwise), capital, earnings and financial condition of the Corporation; and (B) no material transactions have been entered into by the Corporation other than in the ordinary course of business;

(i)

the Corporation has complied in all material respects (except where already qualified by a materiality or Material Adverse Effect qualification, in which case the Corporation has complied in all respects) with all the terms, covenants and satisfied in all material respects (except where already qualified by a materiality or Material Adverse Effect qualification, in which case the Corporation has satisfied in all respects) all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time; and

(j)

the representations and warranties of the Corporation contained in this Agreement and any certificate of the Corporation delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby;

(g)

the Agents shall have received a certificate dated the Closing Date, signed by an appropriate officer or officers of the Corporation addressed to the Agents, with respect to the constating documents of the Corporation, all resolutions of the Corporation’s board of directors relating to the Transaction Documents and otherwise pertaining to the sale of the Offered Securities, the grant of the Over-Allotment Option, and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers and such other matters as the Agents may reasonably request;

(h)	the Agents shall have received a certificate of compliance (or equivalent) with respect to the jurisdiction in which the Corporation and each Subsidiary is in existence, as the case may be;

(i)	the Agents shall have received satisfactory evidence that all requisite approvals have been obtained by the Corporation in order to complete the Offering;

(j)	the Transaction Documents shall have been executed and delivered by the Corporation and in form and substance satisfactory to the Agents, acting reasonably;

(k)

the Agents shall have received a certificate from AST Trust Company (Canada) as to the number of Common Shares issued and outstanding as at a date not more than two Business Days prior to the Closing Date;

(l)

the Agents shall have received at the Closing Time a “bring down” comfort letter dated the Closing Date from the Corporation’s Auditors, Manning Elliott LLP, addressed to the Agents and the board of directors of the Corporation, in form and substance satisfactory to the Agents and their counsel, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Agents pursuant to subsection 3.(1)(c) with such changes as may be necessary to bring the information therein forward to a date which is no earlier than two Business Days prior to the Closing Date, provided that such changes must be acceptable to the Agents acting reasonably;

(m)

the Agents shall have received at the Closing Time such other certificates, statutory declarations, agreements or materials, in form and substance satisfactory to the Agents, as the Agents may reasonably request;

(n)	the Corporation shall have fulfilled each of the covenants contained in this Agreement to the satisfaction of each of the Agents, acting reasonably;

(o)	the Agents shall have received the executed the lock-up agreements required pursuant to subsection 10(1)(u) from each director and senior officer of the Corporation;

(p)

there shall not be any misrepresentations in any of the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum or any Supplementary Material or any undisclosed material adverse change or undisclosed material facts relating to the Corporation, the Subsidiaries or the Offered Securities.

Section 12	Closing

(1)

The Closing of the sale of the Offered Securities will be completed at the Closing Time on the Closing Date or Option Closing Date, as applicable, at the offices of the Corporation’s counsel, or at any other place determined in writing by the Corporation and Roth USA.

(2)	At the Closing Time on the Closing Date, the Corporation will deliver to Roth USA on behalf of the Agents:

(a)

certificates representing the Common Shares comprising the Initial Shares to be issued and sold by it on the Closing Date registered in the name of “CDS & Co.” for deposit into the book entry only system administered by CDS Clearing and Depository Services Inc. (“CDS”) or, alternatively, the Corporation shall deliver to the Agents in uncertificated form pursuant to the non-certificated inventory system of CDS the Common Shares comprising the Initial Shares to be issued and sold by it on the Closing Date registered in the name of “CDS & Co.”; and

(b)	such further documentation as may be contemplated herein or as the Securities Commissions or TSX-V may reasonably require,

against payment by Roth USA on behalf of the Agents of the aggregate Issue Price for the Initial Shares by wire transfer to the order of the Corporation in Canadian same day funds or by such other method as the Corporation and the Agents may agree upon; provided that Roth USA shall be entitled to set off against and deduct from the aggregate Issue Price, the Agents Fees payable by the Corporation in respect of the sale of the Initial Shares together with the estimated expenses of the Agents payable by the Corporation as contemplated in Section 16 hereof.

(3)	In the event the Over-Allotment Option is exercised in accordance with its terms, the Corporation will, at each Option Closing Time, deliver to Roth USA, on behalf of the Agents:

(a)

certificates representing the Additional Shares to be issued and sold by it on such Option Closing Time registered in the name of “CDS & Co.” for deposit into the book entry only system administered by CDS or, alternatively, the Corporation shall deliver to the Agents in uncertificated form pursuant to the non-certificated inventory system of CDS the Additional Shares to be issued and sold on such Option Closing Time registered in the name of “CDS & Co.”;

(b)

the items listed in subsections 11(1)(a), 11(1)(f) and 11(1)(l), in each case dated the Option Closing Date, together with such further documentation as may be contemplated herein or as the Securities Commissions or TSX-V may reasonably require, against payment to the Corporation by Roth USA on behalf of the Agents of the aggregate purchase price for such Additional Securities by wire transfer to the order of the Corporation in Canadian same day funds or by such other method as the Corporation and the Agents may agree upon; provided that Roth USA shall be entitled to set off against and deduct from the aggregate purchase price for the Additional Securities, the Agents Fees payable by the Corporation in respect of the sale of the Additional Securities together with the estimated expenses of the Agents payable by the Corporation as contemplated in Section 16 hereof.

(4)

The Corporation shall make all necessary arrangements for the exchange of definitive certificates delivered pursuant to subsection 12(2)(a) or subsection 12(3)(a), as applicable, on the date of delivery, at the principal offices of the registrar of the Corporation in the City of Vancouver for certificates representing the Common Shares comprising the Initial Shares and the Additional Shares in such amounts and registered in such names as shall be designated by Roth USA not less than 48 hours prior to the Closing Time or Option Closing Time, as applicable. The Corporation shall pay all fees and expenses payable to or incurred by the registrar of the Corporation in connection with the preparation, delivery, certification and exchange of the definitive certificates contemplated by this subsection 12(4) and the fees and expenses payable to or incurred by the registrar of the Corporation in connection with such additional transfers required in the course of the distribution of the Initial Shares and any Additional Shares.

Section 13	Termination

(1)

All terms and conditions set out in this Agreement will be construed as conditions, and any breach or failure by the Corporation to comply with any such conditions in favour of the Agents in any material respect will entitle the Agents (or any of them) to terminate their obligations under this Agreement by written notice to that effect given to the Corporation prior to the Closing Time. The Corporation will use commercially reasonable efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that, to be binding on an Agent, any such waiver or extension must be in writing and signed by such Agent.

(2)

The Agents (or any of them) will be entitled, at their option, to terminate and cancel, without any liability on the part of the Agents, their obligations under this Agreement to purchase the Offered Securities pursuant to the Offering by giving written notice to the Corporation at any time prior to the Closing Time:

(a)

if the due diligence investigations performed by the Agents or their representatives reveal any material information or fact which, in the reasonable opinion of the Agents is materially adverse to the Corporation or its business, or materially adversely affects the price or value of the Common Shares;

(b)

if any inquiry, action, suit, investigation or other proceeding (whether formal or informal), including matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSX-V or any securities regulatory authority) or there is any enactment or change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Agents (or any of them), could operate to prevent, materially restrict or otherwise seriously adversely affect the distribution or trading of the Common Shares or the market price or value of the Common Shares;

(c)

if there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Agents (or any of them), seriously adversely affects or involves, or may seriously adversely affect or involve, the financial markets in Canada or the United States, the business, affairs, operations, assets, properties, prospects (as described in the Offering Documents), liabilities (contingent or otherwise), capital, earnings and financial condition of the Corporation or its subsidiaries (taken as a whole) or the marketability of the Common Shares or other securities of the Corporation;

(d)

if there shall occur or come into effect any material change in the business, affairs, operations, assets, properties, prospects (as described in the Offering Documents), liabilities (contingent or otherwise), capital, earnings and financial condition of the Corporation or its subsidiaries (taken as a whole), or any change in any material fact or new material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Agents (or any of them), has or could reasonably be expected to have a significant adverse effect on the market price or value or marketability of the Common Shares or other securities of the Corporation;

(e)

any order shall have been made or threatened to cease or suspend trading in the Shares, or to otherwise prohibit or restrict in any manner the distribution or trading of the securities of the Corporation, including the Offered Securities, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSX-V, which order has not been rescinded, revoked or withdrawn;

(f)	if the Corporation is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Corporation becomes or is false;

(g)

if, after the date hereof and prior to the Closing Time, the state of the financial markets in Canada or elsewhere where it is planned to market the securities is such that in the reasonable opinion of the Agents, the Offered Securities cannot be profitably marketed; or

(e)

if a receipt for the Final Prospectus has not been issued by the earlier of (i) 5:00 p.m. (PST) on March 2, 2021, or (ii) the expiry of the Engagement letter, or (iii) such other date as may be agreed to between the Corporation and Roth USA, acting reasonably.

(3)

The rights of termination contained in this Section 13 may be exercised by any of the Agents and are in addition to any other rights or remedies the Agents (or any of them) may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. If the obligations of the Agents are terminated under this Agreement pursuant to the termination rights provided for in this Section 13, the Corporation’s liabilities to the Agents shall be limited to the Corporation’s obligations under the indemnity, contribution and expense provisions of this Agreement. A notice of termination given by one Agent under this Section 13 shall not be binding upon any other Agent who has not also executed such notice.

(4)        If the Agents terminate this Agreement pursuant to this section there shall be no further liability on the part of the Agents or of the Corporation to the Agents except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14, 15 or 16 hereof.

Section 14	Indemnity

(1)

The Corporation shall indemnify and hold harmless each of the Agents and Selling Firms (if any) and each of their respective subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, shareholders, each other person, if any, controlling the Agents, or any of their subsidiaries and affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel but not including any amount for lost profits (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from or in consequence of the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the Offering, whether performed before or after the date hereof, or otherwise in connection with the matters referred to in this Agreement, including, without limitation:

(a)

the breach of any representation or warranty of the Corporation made in any agreement, certificate, document or instrument delivered pursuant to this Agreement or the failure of the Corporation to comply with any of its obligations in any such agreement, certificate, document or instrument or any omission or alleged omission to state in any such agreement, certificate, document or instrument any fact required to be stated in or necessary to make any statement in such agreement, certificate, document or instrument not misleading in light of the circumstances under which it was made;

(b)

any information or statement (except any information or statement relating solely to the Agents or any of them and furnished in writing by the Agents to the Corporation for use therein) in any of the Offering Documents containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, or based upon any omission or alleged omission to state in any such document any material fact (other than a material fact relating solely to the Agents) required to be stated in any of those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)

any order made or any inquiry, investigation or proceeding commenced, threatened or announced by any Governmental Authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them and furnished in writing by the Agents to the Corporation for use therein) contained in any of the Offering Documents or any other document or material filed or delivered on behalf of the Corporation pursuant to this Agreement, preventing or restricting the trading in or the sale or distribution of the Offered Securities or any other securities of the Corporation;

(d)

the non-compliance by the Corporation with any Canadian Securities Laws or U.S. Securities Laws in connection with the Offering, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection;

(e)

any misrepresentation or alleged misrepresentation made by the Corporation in connection with the Offering, whether oral or written, where such misrepresentation gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement;

(f)	any breach of any representation or warranty of the Corporation contained herein or the failure of the Corporation to comply with any of its covenants or other obligations contained herein or to satisfy any conditions contained herein required to be satisfied by the Corporation; or

(g)

any failure or alleged failure to make timely disclosure of a material change by the Corporation, where such failure or alleged failure occurs during the Offering or during the period of distribution or where such failure relates to the Offering or the Offered Securities and may give or gives rise to any liability under any Law in any jurisdiction which is in force on the date of this Agreement.

(2)

The Corporation agrees to waive any right the Corporation may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with the Offering (whether performed before or after the Corporation’s execution of this Agreement). The Corporation will not, without the prior written consent of the Agents, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(3)

Promptly after receiving notice of a Claim against the Agents or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Agents or any such other Indemnified Party will notify the Corporation in writing of the particulars thereof, provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to any Indemnified Party unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences.

(4)

The Corporation shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Claim. If the Corporation undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(5)

Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject were caused solely by the material breach of this Agreement, breach of applicable Laws, gross negligence, intentional fault or wilful misconduct of the Indemnified Party, and in such instance, such Indemnified Party shall reimburse an funds advanced by the Corporation to the Indemnified Party pursuant to the foregoing indemnity provisions in respect of the Claim. For greater certainty, the Corporation and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “negligence”,

“intentional fault” or “willful misconduct” for the purposes of this Section 14 or otherwise disentitle the Agents from indemnification hereunder.

(6)

The Indemnified Parties may retain counsel to separately represent the Indemnified Parties in the defense of a Claim, which shall be at the Corporation’s expense if: (i) the Corporation does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth above); (ii) the Corporation agrees to separate representation of the Indemnified Parties; or (iii) the Indemnified Parties are advised by counsel that there is an actual or potential conflict in the Corporation’s and the Indemnified Parties’ respective interests or additional defenses are available to the Indemnified Parties, which makes representation by the same counsel inappropriate, provided that, in no event shall the Corporation be responsible for the fees of more than one separate counsel for all Indemnified Parties in any single jurisdiction.

(7)

The Corporation also agrees that in case any legal proceeding shall be brought against the Corporation and/or the Agents by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Corporation and/or the Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Agents, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and, subject to Section 14(6), the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agents for time spent by the Indemnified Parties in connection therewith) and out-of-pocket expenses incurred by Indemnified Parties in connection therewith shall be paid by the Corporation as they occur.

(8)

To the extent that any Indemnified Party is not a party to this Agreement, the Agents shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

(9)	The Corporation agrees to reimburse the Agents for the time spent by their personnel in connection with any Claim at their normal per diem rates.

(10)

The indemnity and the contribution obligations of the Corporation pursuant to Section 14 and Section 15 shall be in addition to any liability which the Corporation may otherwise have, and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and any of the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

Section 15	Contribution

(1)

In the event that the indemnity of the Corporation provided for in Section 14 hereof is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or is unavailable for any other reason, the Agents and the Corporation shall severally, and not jointly, contribute to the aggregate of all Claims and all Losses of the nature contemplated in Section 14 and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) the relative benefits received by the Agents, on the one hand (being the Agents Fees), and the relative benefits received by the Corporation, as applicable, on the other hand (being the gross proceeds derived from the sale of the Offered Securities less the Agents Fees), (ii) the relative fault of the Corporation, on the one hand and the Agents on the other hand, and (iii) relevant equitable consideration; provided that the Corporation shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount paid or payable to the Agents or any other Indemnified Party under this Agreement. For greater certainty and notwithstanding anything to the contrary contained herein, the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Agents Fees or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, dishonesty, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such intentional fault, wilful misconduct or negligence.

(3)

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 15, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this Section 15, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Agents may have by statute or otherwise by law.

(4)

The rights to indemnification and contribution provided in Section 14 and Section 15 shall be in addition to and not in derogation of any other rights which the Agents may have by statute or otherwise at Law.

Section 16	Expenses of the Offering

(1)

Whether or not the transactions contemplated herein are completed, the Corporation shall be responsible for all reasonable expenses of the Offering, including but not limited to: expenses payable in connection with the qualification of the distribution of the Offered Securities; the fees and disbursements of its accountants and auditors, technical consultants and other applicable experts; all of its costs and expenses related to roadshows and marketing activities, printing, filing, issue, sale and distribution, stock exchange approval and other regulatory compliance; all fess of CDS and the Corporation’s registrar and transfer agent; and the reasonable out-of-pocket expenses of the Agents (including, but not limited to, travel expenses in connection with due diligence and marketing activities, the reasonable fees and disbursements of the Agents’ legal counsel and all taxes payable in respect of any of the foregoing). All such fees, disbursements and expenses shall be payable by the Corporation immediately upon receiving an invoice therefor from the Agents, or at the option of the Agents, may be deducted from the gross proceeds of the Offering otherwise payable by the Agents to the Corporation at the Closing of the Offering.

Section 17	No Minimum Sale Obligations

(1)

Subject to the terms and conditions of this Agreement, the Agents’ obligations to arrange for the sale of the Offered Securities shall be several and not joint nor joint and several and shall be limited to the percentages of the aggregate number of Offered Securities set out opposite the name of the Agents respectively below:

Roth Canada ULC	70%
Echelon Wealth Partners Inc.	30%

100%

(2)

If either of the Agents fails to sell its applicable percentage of the aggregate amount of the Offered Securities at the Closing Time, the other Agent shall have the right, but shall not be obligated, to sell the Offered Securities which would otherwise have been sold by the Agent which fails to sell.

Section 18	Actions on Behalf of the Agents and Agents Representations and Warranties

(1)

All steps which must or may be taken by the Agents in connection with this Agreement, with the exception of the matters relating to termination contemplated by Section 13 or matters relating to indemnity and contribution contemplated by Sections 14 and 15, may be taken by Roth USA on behalf of itself and the Agents and the execution and delivery of this Agreement by the Corporation and the Agents shall constitute the Corporation’s authority for accepting any notice, request, direction, certificate, consent or other communication from Roth USA and for delivering the Offered Securities by electronic deposit or otherwise to, or to the order of, Roth USA. Roth USA agrees to use its best efforts consult with the other Agents with respect to all material matters.

(2)

In performing their respective obligations under this Agreement, the Agents shall be acting severally, and not jointly nor jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Agents.

(3)	Each Agent hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation, the following:

(a)	the Agents are, and will remain so, until the completion of the Offering, appropriately registered under applicable Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)

the Agents have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein and this Agreement is a valid, legal and binding obligation of each Agent enforceable against each Agent in accordance with its terms.

Section 19	Survival of Representations, etc.

(1)

The representations, warranties, obligations and agreements of the Corporation contained herein and in any certificate, instrument, agreement or other document delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the sale of the Offered Securities, any subsequent disposition of the Offered Securities by the Agents or the termination of the Agents’ obligations and shall continue in full force and effect unaffected by the Closing for the later of (i) two years from the Closing date, and (ii) such maximum period of time as the Agents or any purchaser of Offered Securities under the Prospectus may be entitled to commence an action, or exercise a right of rescission, with respect to a misrepresentation contained or incorporated by reference in any of the Offering Documents pursuant to, as applicable, Canadian Securities Laws, U.S. Securities Laws, civil or common law rights or otherwise, and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents in accordance with the preparation of the Offering Documents or the distribution of the Offered Securities or otherwise. Notwithstanding the prior sentence, the indemnification and contribution provisions contained in this Agreement shall survive and continue in full force and effect indefinitely. The Corporation agrees that the Agents shall not be presumed to know of the existence of a claim against the Corporation under this Agreement or any certificate, instrument, agreement or other document delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities as a result of any investigation made by or on behalf of the Agents in accordance with the preparation of the Offering Documents or the distribution of the Offered Securities or otherwise.

Section 20	Notices

(1)	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	if to the Corporation, to:

Standard Lithium Ltd.

Suite 835, 1100 Melville Street

Vancouver, British Columbia V6E 4A6

Attention: Robert Mintak, Chief Executive Officer

Email:       r.mintak@standardlithium.com

with a copy to (which shall not constitute notice hereunder):

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building

885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention: Sam Cole

Email:       scole@casselsbrock.com

(b)	if to the Agents, to:

Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

Attention: J. Barry

E-Mail:     jbarry@roth.com

Roth Canada ULC

S. 1800, 130 King Street West

Toronto, Ontario

M5X 1C9

Attention: ECM Team

E-Mail:     ecm@rothcanada.ca

Echelon Wealth Partners Inc.

1 Adelaide Street East, Suite 2100

Toronto, ON M5C 2V9

Attention: Jason Yeung

E-Mail:     jyeung@echelonpartners.com

with a copy to (which shall not constitute notice hereunder):

REVlaw

82 Richmond St. E

Toronto, Ontario M5C 1P1

Attention: Carmen Diges

Email:       cdiges@revlawfirm.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by e-mail transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by e-mail transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

Section 21	Governing Law

(1)

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as a Ontario contract. The parties irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario, which will have non-exclusive jurisdiction over any matter arising out of this Agreement.

Section 22	Time

(1)	Time shall, in all respects, be of the essence hereof.

Section	23 Headings

(1)	The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

Section 24	Successors and Assigns

(1)

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the parties and their respective successors (including any successor by reason of amalgamation or arrangement) and permitted assigns and upon the heirs, executors, legal representatives, successors and permitted assigns of those for whom the Agents are contracting pursuant to Section 14. No party shall assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto.

Section 25	Severability

(1)

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

Section 26	Public Announcement

(1)

The Corporation agrees that it shall not make any public announcements regarding the transactions contemplated hereunder without the prior written consent of the Agents, such consent not to be unreasonably withheld, subject to the Corporation’s timely disclosure obligations under applicable Canadian Securities Laws or U.S. Securities Laws. The Corporation agrees that, following Closing, each of the Agents may place “tombstone” and other advertisements relating to its role in connection with the Offering.

Section 27	Further Assurances

(1)

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

Section 28	Miscellaneous

(1)

Each of the parties hereto shall be entitled to rely on delivery of a PDF copy of this Agreement and acceptance by each such party of any such PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(2)

This Agreement and the other documents referred to in this Agreement constitute the entire agreement among the Agents and the Corporation relating to the subject matter of this Agreement and supersede all prior agreements among those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

(3)

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(4)

No waiver of any provision of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.

(5)

In connection with the distribution of the Offered Securities, the Agents (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Agents at any time.

(6)

The Corporation acknowledges that each Agent is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of its trading and brokerage activities, each Agent and/or any of its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of the Corporation or any other company that may be involved in a transaction or related derivative securities.

(7)

The Corporation acknowledges and agrees that: (i) the arrangement of the sale of the Offered Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation and the Agents; (ii) in connection therewith and with the process leading to such transaction each Agent is acting solely as a principal and not the agent or fiduciary of the Corporation; (iii) no Agent has assumed an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Agent has advised or is concurrently advising the Corporation on other matters) or any other obligation to the Corporation except the obligations expressly set forth in this Agreement; and (iv) the Corporation has consulted its own legal and financial advisors to the extent it deemed appropriate. The Corporation agrees that it will not claim that the Agents have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to the Corporation in connection with such transaction or the process leading thereto.

(8)

The Corporation acknowledges and agrees that all written and oral opinions, advice, analyses and materials provided by the Agents in connection with this Agreement and its engagement hereunder are intended solely for the Corporation’s benefit and the Corporation’s internal use only with respect to the Offering and the Corporation agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Agents’ prior written consent in each specific instance. Any advice or opinions given by the Agents hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as such Agent(s), in its/their sole judgment, deems necessary or prudent in the circumstances. The Agents expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Agents or any unauthorized reference to the Agents or this Agreement.

(9)	Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

[Balance of Page Left Blank]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.

Yours very truly,

ROTH CAPITAL PARTNERS, LLC

Per:	/s/ J. Barry
Authorized Signing Officer

ROTH CANADA ULC

Per:	/s/ Ted Roth
Authorized Signing Officer

ECHELON WEALTH PARTNERS INC.

Per:	/s/ Jason Yeung
Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of 14th day of December, 2020.

STANDARD LITHIUM LTD.

Per:	/s/ Robert Mintak
Authorized Signing Officer

SCHEDULE “A”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the agency agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“506 Disqualification Event” means any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D

(b)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

(c)	“FINRA” means the Financial Industry Regulatory Authority, Inc.;

(d)

“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means any issuer which is: (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated or organized under the laws of any foreign country, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors of the issuer are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(e)

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the Internet, or broadcast over radio or television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(g)

“Qualified Institutional Buyer” means a “qualified institutional buyer”, as that term is defined in Rule 144A under the U.S. Securities Act, that is also an “accredited investor” as defined in Rule 501(a) of Regulation D;

(h)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act; (i) “Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(j)

(k)	“SEC” means the United States Securities and Exchange Commission;

(l)	“Securities” mean the Offered Securities and Additional Shares; and

(k)	“Substantial U.S. Market Interest” means “substantial U.S. market interest”, as that term is defined in Rule 902(j) of Regulation S.

A.	Representations, Warranties and Covenants of the Agents

Each Agent, on its own behalf, acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and the Securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws. Accordingly, each of the Agents, on its own behalf, represents, warrants, covenants and agrees to and with the Corporation, as at the date of this Agreement and as at the Closing Time and any Option Closing Time, that:

1.

(a) It has offered and sold and will offer and sell the Securities in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (b) it has offered and sold and will offer and sell the Securities through Roth USA in the United States to purchasers that are Qualified Institutional Buyers pursuant to the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and in compliance with similar exemptions under applicable state securities laws, and such purchaser will be required to provide an executed Qualified Institutional Buyer Letter in the form set forth as Exhibit A to the U.S. Placement Memorandum. Accordingly, except as set forth herein, the Agent has not made or will not make (i) any offer to sell or solicitation of an offer to buy any of the Securities in the United States or (ii) any sale of the Securities to any person unless (1) the offer to sell such Securities was not made in the United States, (2) such person was outside the United States at the time it placed the order to purchase such Securities, or the Agent, its affiliates and any person acting on its or their behalf reasonably believe that at the time such person placed the order to purchase such Securities such person was outside the United States; or (iii) any Directed Selling Efforts.

2.

The Agent, acting through Roth USA in the case of the Co-Lead Agents, may offer the Securities only to offerees in the United States with respect to which the Agent has a pre-existing relationship and has reasonable grounds to believe, and did or will believe are Qualified Institutional Buyers and at the time of each sale to such purchaser that is, or is acting for the account or benefit of, a person in the United States, the Agent, acting through Roth USA in the case of the Co-Lead Agents, will have reasonable grounds to believe and did or will believe that each such purchaser purchasing Securities is a Qualified Institutional Buyer.

3.

All purchasers of the Securities in the United States or who were Offered Securities in the United States shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to them in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, and in compliance with similar exemptions under applicable state securities laws.

4.

It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Securities, except as may be pertinent or applicable with respect to Roth USA acting as exclusive United States placement agent, any Selling Firm or with the prior written consent of the Corporation. It shall require each Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that its Selling Firm complies with, the same provisions of this Schedule as apply to such Agent as if such provisions applied to such Selling Firm.

5.

All offers of Securities in the United States made by it have been and will be made by Roth USA and all sales of such Securities in the United States shall be and will be made by Roth USA, in each case to Qualified Institutional Buyers in compliance with Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws.

6.

All offers and sales of Securities have been or will be made in the United States in accordance with all applicable U.S. federal and state laws or regulations governing the registration and conduct of securities brokers or dealers and applicable rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Roth USA is on the date hereof, and will be on the date of each offer and sale of Securities in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of, and in good standing with, FINRA.

7.

Each offeree of Securities that is in the United States shall be provided with a copy of either of the U.S. Placement Memorandum containing the Preliminary Prospectus or the U.S. Placement Memorandum containing the Final Prospectus. Each purchaser of Securities that is in the United States shall be provided, prior to time of purchase of any Securities, with a copy of the U.S. Placement Memorandum containing the Final Prospectus and each such purchaser will be required to execute the Qualified Institutional Buyer Letter in the form attached as Exhibit A to the U.S. Placement Memorandum.

8.

At least one Business Day prior to the Closing Date and the Option Closing Date, as applicable, the Corporation and its transfer agent will be provided with a list of all purchasers of the Securities in the United States or that were offered the Securities in the United States.

9.

At the Closing and the Option Closing Time, as applicable, each Agent that participated in the offer and sale of Securities in the United States, will either: (i) provide a certificate, substantially in the form of Exhibit A to this Schedule “A”, relating to the manner of the offer and sale of the Securities, or (ii) be deemed to have represented and warranted that none of it or any one acting on its or their behalf has offered or sold any Securities in the United States.

10.

None of the Agent or any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

11.

Neither the Agent nor its affiliates, either directly or through a person acting on its or their behalf, have engaged in or will engage in any form of General Solicitation or General Advertising in connection with the offer and sale of the Securities in the United States or have otherwise engaged or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of the Securities in the United States.

12.

With respect to the Securities to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Securities”), if any, none of it, any of its general partners or managing members, any director or executive officer of any of the foregoing, any other officer of any of the foregoing participating in offer and sale of the Regulation D Securities, or any other officer or employee of any of the foregoing that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers of the Regulation D Securities (each, a “Dealer

Covered Person” and, together, the “Dealer Covered Persons”) is subject to any Rule 506 Disqualification Event except for a Rule 506 Disqualification Event (i) covered by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation prior to the date hereof. It has not paid and nor will pay, nor is it aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons) for solicitation of purchasers of the Regulation D Securities.

B.	Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees to and with the Agents, as at the date of this Agreement and as at the Closing Time and any Option Closing Time, that:

1.	The Corporation is, and at the Closing Time and any Option Closing Time will be, a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Common Shares.

2.

The Corporation is not, and as a result of the sale of the Securities contemplated hereby and the application of the proceeds of the Offering will not be, an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended (the “1940 Act”), registered or required to be registered under the 1940 Act.

3.

Except with respect to offers and sales by the Agents through Roth USA to Qualified Institutional Buyers in compliance with Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws and in compliance with this Schedule “A”, none of the Corporation, any of its affiliates, or any person acting on any of their behalf (other than the Agents, their affiliates, any Selling Firm and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made), has made or will make any offers to sell, solicitations of offers to buy or any sales of Securities. Accordingly, except as set forth herein, the Corporation has not made and will not make (i) any offer to sell or solicitation of an offer to buy any of the Securities in the United States, (ii) any sale of the Securities to any person unless (1) the offer to sell such Securities was not made in the United States, (2) such person was outside the United States at the time it placed the order to purchase such Securities, or the Corporation, its affiliates and any person acting on its or their behalf reasonably believe that, at the time such person placed the order to purchase such Securities, such person was outside the United States.

4.

During the period in which the Securities are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, their affiliates, any Selling Firm or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts, or has taken or will take any action in violation of Regulation M under the U.S. Exchange Act or that would cause the exemption afforded by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act to be unavailable for offers and sales of Securities in the United States in accordance with this Schedule “A”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities outside the United States in accordance with the Agency Agreement, including this Schedule “A”.

5.

None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Agents, their affiliates, any Selling Firm or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Securities in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.

The U.S. Placement Memorandum (and any other material or document prepared or distributed by or on behalf of the Corporation used in connection with offers and sales of the Securities) include, or will include, statements substantially to the effect that the Securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available. Such statements have appeared, or will appear, in the U.S. Placement Memorandum, and in any press release issued by the Corporation or anyone acting on the Corporation’s behalf relating to the Offering.

7.

Except with respect to the offer and sale of the Securities offered under this Agreement, the Corporation has not, within six months before the commencement of the offer and sale of the Securities, and will not within six months after the latest of the Closing Date and any Option Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exemptions from registration pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act or the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Securities.

8.

The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws, including but not limited to the filing of a notice on Form D with the SEC, if applicable.

9.

None of the Corporation or any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

10.

With respect to Regulation D Securities, if any, none of the Corporation, any of its predecessors, any director, executive officer, or other officer of the Corporation participating in the offering, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act but excluding the Agents and their respective affiliates or any person acting on its or their behalf, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) connected with the Corporation in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to a Rule 506 Disqualification Event, except for a Rule 506 Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Corporation has exercised reasonable care to determine: (i) the identity of each person that is an Issuer Covered Person; and (ii) whether any Issuer Covered Person is subject to a Rule 506 Disqualification Event. The Corporation has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Agents a copy of any disclosures provided thereunder. The Corporation has not paid and will not pay, nor is it aware of any person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons) for solicitation of purchasers of the Securities.

EXHIBIT A TO SCHEDULE A

AGENT’S CERTIFICATE

In connection with the private placement of the Securities of Standard Lithium Ltd. (the “Corporation”) in the United States pursuant to the Agency agreement dated as of December 14, 2020 between the Corporation and the Agents named therein (the “Agency Agreement”), the undersigned does hereby certify as follows:

1. Roth Capital Partners, LLC (the “U.S. Affiliate”) is on the date hereof, and was on the date of each offer and sale of the Securities made by it in the United States, a duly registered broker or dealer under the United States Securities and Exchange Act of 1934, as amended, and the securities laws of each state in which an offer or sale of Securities was made by us (unless exempted from the respective state’s broker dealer registration requirements) and a member of and in good standing with FINRA and all offers and sales of Securities in the United States by or through the U.S. Affiliate have been and will be effected in accordance with all U.S. federal and state broker dealer requirements;

2. prior to the purchase of any Securities by a person in the United States, each offeree that was, in the United States was provided with a copy of the U.S. Placement Memorandum, and no other written material, other than the U.S. Placement Memorandum and any Supplementary Material approved by the Corporation for use in presentations to prospective purchasers, was used by us in connection with the offer and sale of the Securities in the United States;

3. immediately prior to offering Securities in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each purchaser that is, or is acting for the account or benefit of, a person in the United States purchasing Securities through or from us is a Qualified Institutional Buyer;

4. no Directed Selling Efforts and no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, on the internet or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States;

5. all offers and sales of Securities in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements and FINRA rules;

6. prior to any sale of the Securities in the United States, we caused each such purchaser to execute a Qualified Institutional Buyer Letter in the form attached as Exhibit A to the U.S. Placement Memorandum;

7. we have not taken nor will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act;

8. none of (i) the undersigned, (ii) the undersigned’s general partners or managing members, (iii) any of the undersigned’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities, if any, or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a “Dealer Covered Person”), is subject to disqualification under Rule 506(d) of Regulation D;

B-1

9. we represent that we not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities, if any; and

10. all offers and sales of the Securities have been conducted by us in accordance with the terms of the Agency Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

DATED this 14th day of December, 2020.

ROTH CANADA ULC

By:	/s/ Ted Roth
Name: c/s
Title:

ECHELON WEALTH PARTNERS INC.

By:	/s/ Jason Yeung
Name: c/s
Title:

ROTH CAPITAL PARTNERS, LLC

By:	/s/ J. Barry
Name: c/s
Title:

B-2